INTERNATIONAL FINANCE CORPORATION

Management's Discussion and Analysis
and
Condensed Consolidated Financial Statements
March 31, 2014
(Unaudited)

INTERNATIONAL FINANCE CORPORATION

Management's Discussion and Analysis

March 31, 2014

Contents

INTERNATIONAL FINANCE CORPORATION

Management's Discussion and Analysis

I. INTRODUCTION

This document should be read in conjunction with the International Finance Corporation's (IFC) consolidated financial statements and management's discussion and analysis issued for the year ended June 30, 2013 (FY13). IFC undertakes no obligation to update any forward-looking statements.

BASIS OF PREPARATION OF IFC'S CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States (US GAAP). IFC's accounting policies are discussed in more detail in Note A to IFC's Condensed Consolidated Financial Statements as of and for the three months and nine months ended March 31, 2014 (FY14 Q1-Q3 Financial Statements).

II. SELECTED FINANCIAL DATA AND FINANCIAL RATIOS

	As of and for the nine months ended		As of and for the three months ended		As of and for the year ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013	June 30, 2013
Investment Program (US$ million)					
IFC commitments	$ 11,881	$ 12,065	$ 3,298	$ 3,165	$ 18,349
Core Mobilization	3,239	3,817	985	914	6,504
Total commitments	**$ 15,120**	**$ 15,882**	**$ 4,283**	**$ 4,079**	**$ 24,853**
Income Statement (US$ millions)					
Income before grants to IDA	$ 1,194	$ 959	$ 459	$ 255	$ 1,350
Grants to IDA	(251)	(340)	(251)	(340)	(340)
Net income	**$ 943**	**$ 619**	**$ 208**	**$ (85)**	**$ 1,010**
Less: Net (gains) losses attributable to non-controlling interests	(6)	2	3	-	8
Net income (loss) attributable to IFC	**$ 937**	**$ 621**	**$ 211**	**$ (85)**	**$ 1,018**
Financial Ratios[1]					
Return on average assets (US GAAP-basis)	1.5%	1.1%			1.3%
Return on average capital (US GAAP-basis)	5.5%	3.9%			4.8%
Deployable strategic capital as a percentage of Total Resources Available	7%	8%			8%
External funding liquidity level	403%	364%			309%
Debt to equity ratio	2.8:1	2.7:1			2.6:1
Cash and liquid investments as a percentage of next three years' estimated net cash requirements	86%	76%			77%

IFC's debt-to-equity ratio was 2.8:1, well within the maximum of 4:1 required by policy approved by IFC's Board of Directors (the Board). The externally funded liquidity level was 403%, above the Board required minimum of 65% and IFC's overall liquidity as a percentage of the next three years' estimated net cash needs stood at 86%, above the minimum requirement of the Board of 45%.

[1] Returns are annualized

III. OVERVIEW OF FINANCIAL RESULTS

International Finance Corporation (IFC or the Corporation) is an international organization, established in 1956, to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). It is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD. As of March 31, 2014, IFC's entire share capital was held by 184 member countries.

IFC helps developing countries achieve sustainable growth by financing private sector investment, mobilizing capital in international financial markets, and providing advisory services to businesses and governments. IFC's principal investment products are loans and equity investments, with smaller debt securities and guarantee portfolios. IFC also plays an active and direct role in mobilizing additional funding from other investors and lenders through a variety of means. Such means principally comprise: loan participations, parallel loans, sales of loans, the non-IFC portion of structured finance transactions which meet core mobilization criteria, the non-IFC portion of commitments in IFC's initiatives, and the non-IFC investment portion of commitments in funds managed by IFC's wholly owned subsidiary, IFC Asset Management Company LLC (AMC), (collectively Core Mobilization). Unlike most other development institutions, IFC does not accept host government guarantees of its exposures. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. Equity investments are funded from net worth. For the year ended June 30, 2013 (FY13), IFC had an authorized borrowing program of up to $10 billion, and up to $2 billion to allow for possible prefunding during FY13 of the borrowing program for the year ending June 30, 2014 (FY14). For FY14, IFC has an authorized borrowing program of up to $13.5 billion, and, subject to completion of its FY14 program, up to $2.0 billion to allow for possible prefunding during FY14 of the borrowing program for the year ending June 30, 2015.

IFC's capital base and its assets and liabilities, other than its equity investments, are primarily denominated in US dollars. IFC seeks to minimize foreign exchange and interest rate risks by closely matching the currency and rate bases of its assets in various currencies with liabilities having the same characteristics. IFC generally manages non-equity investment related and certain lending related residual currency and interest rate risks by utilizing currency and interest rate swaps and other derivative instruments.

The Management's Discussion and Analysis contains forward looking statements which may be identified by such terms as "anticipates," "believes," "expects," "intends," "plans" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IFC's control. Consequently, actual future results could differ materially from those currently anticipated.

FINANCIAL PERFORMANCE SUMMARY

IFC's net income is affected by a number of factors that can result in volatile financial performance. IFC's financial performance is detailed more fully in Section VII - Results of Operations.

<u>NINE MONTHS ENDED MARCH 31, 2014</u>

IFC has reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA of $1,074 million in the nine months ended March 31, 2014 (FY14 Q1-Q3), compared to income of $737 million in the nine months ended March 31, 2013 (FY13 Q1-Q3). The $337 million net increase mainly comprised (US$ millions):

	Increase (decrease) FY14 Q1-Q3 vs FY13 Q1-Q3	
Higher gains on equity investments and associated derivatives, net	$	319
Lower other-than-temporary impairments on equity investments and debt securities		71
Lower provision for losses on loans, guarantees and other receivables		42
Lower charges on borrowings		35
Lower income from liquid asset trading activities		(121)
Other, net		(9)
Overall change	**$**	**337**

Net unrealized gains on non-trading financial instruments accounted for at fair value totaled $120 million in FY14 Q1-Q3 ($222 million in FY13 Q1-Q3). Grants to IDA totaled $251 million in FY14 Q1-Q3 ($340 million in FY13 Q1-Q3), resulting in net income of $943 million in FY14 Q1-Q3, as compared to $619 million in FY13 Q1-Q3. After adjusting for net gains attributable to non-controlling interests of $6 million in FY14 Q1-Q3 (net losses of $2 million in FY13 Q1-Q3), net income attributable to IFC totaled $937 million in FY14 Q1-Q3 ($621 million in FY13 Q1-Q3).

<u>THREE MONTHS ENDED MARCH 31, 2014</u>

IFC has reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA of $377 million in the three months ended March 31, 2014 (FY14 Q3), as compared to $246 million in the three months ended March 31, 2013 (FY13 Q3). The $131 million increase was principally as a result of (US$ millions):

	Increase (decrease) FY14 Q3 vs FY13 Q3	
Lower provision for losses on loans, guarantees and other receivables	$	89
Lower other-than-temporary impairments on equity investments and debt securities		21
Higher income from liquid asset trading activities		21
Higher gains on equity investments and associated derivatives, net		17
Higher charges on borrowings		(4)
Other, net		(13)
Overall change	**$**	**131**

Net unrealized gains on non-trading financial instruments accounted for at fair value totaled $82 million in FY14 Q3 ($9 million in FY13 Q3) and grants to IDA recorded in FY14 Q3 were $251 million ($340 million in FY13 Q3), resulting in net income of $208 million in FY14 Q3, as compared to an $85 million loss in FY13 Q3. After adjusting for net losses attributable to non-controlling interests of $3 million in FY14 Q3 ($0 in FY13 Q3), net income attributable to IFC totaled $211 million in FY14 Q3 ($85 million net loss in FY13 Q3).

IV. CLIENT SERVICES

BUSINESS OVERVIEW

IFC fosters sustainable economic growth in developing countries by financing private sector investment, mobilizing capital in the international financial markets, and providing advisory services to businesses and governments.

IFC has five strategic focus areas:

- strengthening the focus on frontier markets
- addressing climate change and ensuring environmental and social sustainability
- addressing constraints to private sector growth in infrastructure, health, education, and the food-supply chain
- developing local financial markets
- building long-term client relationships in emerging markets

For all new investments, IFC articulates the expected impact on sustainable development, and, as the projects mature, IFC assesses the quality of the development benefits realized.

IFC's strategic focus areas are aligned to advance the World Bank Group's global priorities.

IFC has three businesses: Investment Services, Advisory Services, and Asset Management.

INVESTMENT SERVICES

IFC's investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprise. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.

IFC provides a range of financial products and services to its clients to promote sustainable enterprises, encourage entrepreneurship, and mobilize resources that wouldn't otherwise be available. IFC's financing products are tailored to meet the needs of each project. Investment services product lines include: loans, equity investments, trade finance, loan participations, structured finance, client risk management services, and blended finance.

IFC carefully supervises its projects to monitor project performance and compliance with contractual obligations and with IFC's internal policies and procedures.

ADVISORY SERVICES

Advisory services recognized as a key part of the Corporation's mandate, have grown to become an increasingly important tool for delivering on IFC's mission. Advisory Services play a crucial role in helping government clients create an effective enabling environment for private investment, while strengthening the capacity and know-how of private sector clients - thereby extending IFC's reach into challenging markets.

IFC's Advisory Services are organized into four business lines:

Access to finance – Works with financial intermediaries to expand access to financial services. Provides advice on small and medium enterprises (SMEs) and micro/retail finance solutions, as well as enabling financial infrastructure.

Investment climate – Works with governments to create an enabling environment to increase the role of private sector growth and development. Provides advice on business regulation and taxation, investment policies, as well as industry-specific investment climate reform.

Public-private partnerships – to help governments design and implement public-private partnerships (PPPs) in infrastructure and other basic public services. Provides advice on preparing and structuring of PPP mandates.

Sustainable business – Works with companies and their supply chains to promote adoption of, and catalyze investment in, sound environmental, social and governance practices and technologies that create a competitive edge.

Around half of IFC's advisory projects work with government clients to help unlock investment opportunities for IFC and others - as is the case when IFC assists governments to improve the investment climate or to design and implement PPPs, complementing the work of IBRD and the International Monetary Fund. The other half of advisory projects involves work with private sector clients to build capacity or demonstrate the business case for desirable business practices. Investment Services and Advisory Services may be offered either in tandem or sequentially. Examples include microfinance, SME banking, energy efficiency financing, corporate governance, or supply chain development in the agricultural sector.

Advisory Services make a substantial contribution to IFC's shared corporate priorities. Advisory Services are often IFC's first offering in new or challenging markets. Advisory Services have continuously strengthened their alignment and deepened their synergies with investment operations, particularly with regards to Fragile & Conflict Situations, Climate Change, SMEs, Agribusiness and Infrastructure, with gender as a cross-cutting priority.

ASSET MANAGEMENT COMPANY

AMC, a wholly-owned subsidiary of IFC, invests third-party capital and IFC capital, enabling outside investors to benefit from IFC's expertise in achieving strong equity returns, as well as positive development impact in the countries in which it invests in developing and frontier markets. Investors in funds managed by AMC include sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions. AMC helps IFC mobilize additional capital resources for investment in productive private enterprise in developing countries.

At March 31, 2014, AMC managed seven funds, with $6.3 billion under management ($5.2 billion - March 31, 2013):

- IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund);
- IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund);
- IFC African, Latin American and Caribbean Fund, LP (ALAC Fund);
- Africa Capitalization Fund, Ltd. (Africa Capitalization Fund);
- IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund);
- IFC Catalyst Fund, LP, the IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst funds); and
- IFC Global Infrastructure Fund, LP (Global Infrastructure Fund).

The Equity Capitalization Fund and Sub-Debt Capitalization Fund are collectively referred to as the Global Capitalization Fund.

The Global Capitalization Fund, established in the year ended June 30, 2009 (FY09), helps strengthen systemically important banks in emerging markets.

The ALAC Fund was established in FY10. The ALAC Fund invests in equity investments across a range of sectors in Sub-Saharan Africa, Latin America, and the Caribbean.

The Africa Capitalization Fund was established in FY10 to capitalize systemically important commercial banking institutions in northern and Sub-Saharan Africa.

The Russian Bank Cap Fund was established in FY12 to invest in mid-sized, commercial banks in Russia that are either: (i) privately owned and controlled; or (ii) state-owned; or (iii) controlled and on a clear path to privatization.

The Catalyst Funds were established in FY13 to make investments in selected climate- and resource efficiency-focused private equity funds in emerging markets.

The Global Infrastructure Fund was established in FY13 to focus on making equity and equity-related investments in the infrastructure sector in global emerging markets.

The activities of the funds managed by AMC can be summarized as follows (US$ millions unless otherwise indicated):

	Equity Capitalization Fund	Sub-Debt Capitalization Fund	ALAC Fund	Africa Capitalization Fund	Russian Bank Cap Fund	Catalyst Funds	Global Infrastructure Fund	Total
As of March 31, 2014								
Assets under management	$ 1,275	$ 1,725	$ 1,000	$ 182	$ 550	$ 397	$ 1,200	$ 6,329
From IFC	775	225	200	-	250	75	200	1,725
From other investors	500	1,500	800	182	300	322	1,000	4,604
FY14 Q1-Q3								
Disbursements from investors to Fund:								
From IFC	4	46	18	-	8	3	31	110
From other investors	3	305	73	2	9	12	160	564
Disbursements made by Fund	16	345	77	-	4	11	170	623
Disbursements made by Fund (number)	2	5	8	-	2	11	5	33
As of March 31, 2013								
Assets under management	$ 1,275	$ 1,725	$ 1,000	$ 182	$ 275	$ 282	$ 500	$ 5,239
From IFC	775	225	200	-	125	75	100	1,500
From other investors	500	1,500	800	182	150	207	400	3,739
FY13 Q1-Q3								
Disbursements from investors to Fund:								
From IFC	185	33	62	-	38	1	-	319
From other investors	120	222	249	75	45	1	-	712
Disbursements made by Fund	303	249	297	73	78	-	-	1,000
Disbursements made by Fund (number)	3	5	12	3	2	-	-	25

INVESTMENT PROGRAM

COMMITMENTS

In FY14 Q1-Q3, total commitments were $15,120 million, compared with $15,882 million in FY13 Q1-Q3, a decrease of 5%, of which IFC commitments totaled $11,881 million ($12,065 million - FY13 Q1-Q3) and Core Mobilization totaled $3,239 million ($3,817 million - FY13 Q1-Q3).

Commitments and Core Mobilization comprised the following (US$ millions):

	FY 14 Q1-Q3	FY 13 Q1-Q3
Total commitments[2]	**$ 15,120**	**$ 15,882**
IFC commitments		
Loans	$ 4,994	$ 5,618
Equity investments	1,619	1,775
Guarantees:		
Global Trade Finance Program	5,059	4,344
Other	183	196
Client risk management	26	132
Total IFC commitments	**$ 11,881**	**$ 12,065**
Core Mobilization		
Loan participations, parallel loans, and other mobilization		
Loan participations	$ 1,339	$ 786
Parallel loans	277	881
Managed Co-lending Portfolio Program (MCPP)	45	-
Other mobilization	386	231
Total loan participations, parallel loans, MCPP and other mobilization	**$ 2,047**	**$ 1,898**
AMC		
Sub-debt Capitalization Fund	300	209
Global Infrastructure Fund	143	-
Catalyst Funds	74	-
ALAC Fund	54	201
Equity Capitalization Fund	$ 5	$ 211
Russian Bank Cap Fund	2	43
Africa Capitalization Fund	-	92
Total AMC	**$ 578**	**$ 756**
Other initiatives		
Global Trade Liquidity Program and Critical Commodities	$ 500	$ 746
Public Private Partnership (PPP)	114	307
Infrastructure Crisis Facility	-	110
Total other initiatives	**$ 614**	**$ 1,163**
Total Core Mobilization	**$ 3,239**	**$ 3,817**
Core Mobilization Ratio	**0.27**	**0.32**

[2] Debt security commitments are included in loans and equity investments based on their predominant characteristics.

CORE MOBILIZATION

Core Mobilization is financing from entities other than IFC that becomes available to clients due to IFC's direct involvement in raising resources. IFC finances only a portion, usually not more than 25%, of the cost of any project. All IFC-financed projects, therefore, require other financial partners. IFC mobilizes such private sector finance from other entities through loan participations, parallel loans, partial credit guarantees, securitizations, loan sales, and risk sharing facilities. In FY09, IFC launched AMC and a number of other initiatives, each with a formally approved Core Mobilization component, and revised its mobilization resources definition accordingly to include these in the measure. In FY12, IFC expanded the Core Mobilization definition to account for third party financing made available for PPP projects due to IFC's mandated lead advisor role to national, local government or other government entity.

CORE MOBILIZATION RATIO

The Core Mobilization ratio is defined as:

$$\frac{\text{Loan participations + parallel loans + sales of loans and other mobilization + non-IFC investment part of structured finance which meets core mobilization criteria + non-IFC commitments in Initiatives + non-IFC investments committed in funds managed by AMC + PPP Mobilization + MCPP}}{\text{Commitments (IFC investments + IFC portion of structured finance + IFC commitments in new Initiatives + IFC investments committed in funds managed by AMC)}}$$

For each dollar that IFC committed, IFC mobilized (in the form of loan participations, parallel loans, other mobilization, the non-IFC portion of structured finance and the non-IFC commitments in Initiatives, and the non-IFC investments committed in funds managed by AMC) $0.27 in FY14 Q1-Q3 ($0.32 in FY13 Q1-Q3).

DISBURSEMENTS

IFC disbursed $6,494 million for its own account in FY14 Q1-Q3 ($7,688 million in FY13 Q1-Q3): $4,842 million of loans ($5,641 million in FY13 Q1-Q3), $1,243 million of equity investments ($1,761 million in FY13 Q1-Q3) and $409 million of debt securities ($286 million in FY13 Q1-Q3).

INVESTMENT PORTFOLIO

The carrying value of IFC's investment portfolio comprises: (i) the disbursed investment portfolio; (ii) reserves against losses on loans; (iii) unamortized deferred loan origination fees, net and other; (iv) disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets; (v) unrealized gains and losses on equity investments held by consolidated variable interest entities; (vi) unrealized gains and losses on investments accounted for at fair value as available-for-sale; and (vii) unrealized gains and losses on investments.

The carrying value of IFC's investment portfolio was $37,018 million at March 31, 2014 ($34,677 million at June 30, 2013), comprising the loan portfolio of $22,236 million ($20,831 million at June 30, 2013), the equity portfolio of $12,428 million ($11,695 million at June 30, 2013), and the debt security portfolio of $2,354 million ($2,151 million at June 30, 2013).

GUARANTEES AND PARTIAL CREDIT GUARANTEES

IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC's guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in US dollar terms. Guarantee fees are consistent with IFC's loan pricing policies.

Guarantees of $3,320 million were outstanding (i.e., not called) at March 31, 2014 ($3,565 million at June 30, 2013).

V. LIQUID ASSETS

IFC invests its liquid assets portfolio generally in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include asset-backed securities (ABS) and mortgage-backed securities (MBS), time deposits, and other unconditional obligations of banks and financial institutions. Diversification in multiple dimensions ensures a favorable risk return profile. IFC manages the market risk associated with these investments through a variety of hedging techniques including derivatives, principally currency and interest rate swaps and financial futures.

IFC's liquid assets are accounted for as trading portfolios.

IFC has a flexible approach to managing the liquid assets portfolios by making investments on an aggregate portfolio basis against its benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, including futures and options, and takes positions in various industry sectors and countries.

All liquid assets are managed according to an investment authority approved by the Board of Directors and liquid asset investment guidelines approved by IFC's Corporate Risk Committee, a subcommittee of IFC's Management Team.

The net asset value of the liquid assets portfolio was $36.1 billion at March 31, 2014 ($31.2 billion at June 30, 2013). The increase in FY14 Q1-Q3 was due to sizeable additions to the portfolio from the investment of the net proceeds of market borrowings plus returns made on the investment portfolio were partially offset by reduction due to investment disbursements.

VI. FUNDING RESOURCES

BORROWINGS

The major source of IFC's borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member, together with the member in whose currency the borrowing is denominated.

IFC's medium and long-term borrowings (after the effect of borrowing-related derivatives) totaled $12.1 billion during FY14 Q1-Q3 ($9.9 billion in FY13 Q1-Q3).

Market borrowings are generally swapped into floating-rate obligations denominated in US dollars. IFC's mandate to help develop domestic capital markets can result in raising local currency funds.

Proceeds of such borrowings may also be on-lent to clients or invested in such local currency.

During FY14 Q1-Q3, proceeds of borrowings in Chinese renminbi, Indian rupees, New Zambian kwacha and Armenian dram totaling $1.2 billion were invested in such local currencies and/or partially swapped into US dollars.

CAPITAL AND RETAINED EARNINGS

As of March 31, 2014, total capital as reported in IFC's condensed consolidated balance sheet amounted to $23.35 billion, up from the June 30, 2013 level of $22.28 billion. At March 31, 2014, total IFC capital of $23.30 billion ($22.24 billion - June 30, 2013) comprised $2.46 billion of paid-in capital ($2.40 billion at June 30, 2013), $19.65 billion of retained earnings ($18.72 billion at June 30, 2013), and $1.19 billion of accumulated other comprehensive income ($1.12 billion at June 30, 2013).

Non-controlling interests totaled $0.05 billion at March 31, 2014 ($0.04 billion - June 30, 2013).

As of March 31, 2014, IFC's authorized capital was $2.58 billion, of which $2.46 billion was subscribed and paid in at March 31, 2014, an increase of $0.06 billion from June 30, 2013 ($2.40 billion).

SELECTIVE CAPITAL INCREASE (SCI)

On July 20, 2010, the Board of Directors recommended that the Board of Governors approve an increase in the authorized share capital of IFC of $130 million, to $2,580 million, and through the issuance of $200 million of shares (including $70 million of unallocated shares). The Board of Directors also recommended that the Board of Governors approve an increase in Basic Votes aimed at enhancing the voice and participation of developing and transition countries and requiring an amendment to IFC's Articles of Agreement.

The resolution recommended by the Board of Directors was adopted by the Board of Governors on March 9, 2012. The amendment to the Articles of Agreement and the increase in the authorized share capital have become effective on June 27, 2012. As of the same date, eligible members have been authorized to subscribe to their allocated IFC shares. The subscription period will end on June 27, 2014 and payment of subscribed shares must occur no later than June 27, 2015.

During the nine months ended March 31, 2014, IFC received $53.5 million related to the SCI ($27 million for the nine months ended March 31, 2013).

Subsequent to March 31, 2014, and through May 12, 2014, IFC has received $4.7 million in capital related to the Selective Capital Increase.

DESIGNATIONS OF RETAINED EARNINGS

Beginning in the year ended June 30, 2004, IFC began a process of designating retained earnings to increase its support of advisory services and, subsequently, for performance-based grants (PBG) (year ended June 30, 2005), grants to IDA (year ended June 30, 2006), the Global Infrastructure Project Development Fund (year ended June 30, 2008 (FY08)), and IFC SME Ventures for IDA Countries (FY08). The levels and purposes of retained earnings designations are set based on the Board of Directors-approved principles, which are applied each year to assess IFC's financial capacity and to determine the maximum levels of retained earnings designations.

Amounts available to be designated are determined based on a Board of Directors-approved income-based formula and, beginning in FY08, on a principles-based Board of Directors-approved financial distribution policy, and are approved by the Board of Directors.

IFC recognizes designations of retained earnings for advisory services when the Board of Directors approves it and recognizes designation of retained earnings for grants to IDA when it is noted with approval by the Board of Governors.

Expenditures for the various approved designations are recorded as expenses in IFC's condensed consolidated income statement in the year in which they occur, and have the effect of reducing retained earnings designated for this specific purpose.

Income available for designations in FY13 (a non-GAAP measure)[3] totaled $1,060 million. Based on the Board-approved distribution policy, the maximum amount available for designation was $251 million. On August 7, 2013, the Board of Directors approved a designation of $251 million of IFC's retained earnings for grants to IDA. On October 11, 2013, the Board of Governors noted with approval the designation approved by the Board of Directors. On January 15, 2014, IFC recognized expenditures against designations of retained earnings for grants to IDA of $251 million pursuant to signing of the grant agreement between IDA and IFC.

At March 31, 2014 and June 30, 2013, retained earnings comprised the following (US$ millions):

	March 31, 2014	June 30, 2013
Undesignated retained earnings	**$ 19,433**	**$ 18,435**
Designated retained earnings		
Advisory services	149	199
PBG	24	31
IFC SME Ventures for IDA countries and Global Infrastructure Project Development Fund	44	48
Total designated retained earnings	**$ 217**	**$ 278**
Total retained earnings	**$ 19,650**	**$ 18,713**

[3] Income available for designations generally comprises net income excluding unrealized gains and losses on investments and unrealized gains and losses on non-trading financial instruments, income from consolidated VIEs, and expenses reported in net income related to prior year designations.

VII. RESULTS OF OPERATIONS

OVERVIEW

The overall market environment has a significant influence on IFC's financial performance. The main elements of IFC's net income and comprehensive income and influences on the level and variability of net income and comprehensive income are:

ELEMENTS	SIGNIFICANT INFLUENCES
Net income:	
Yield on interest earning assets	Market conditions including spread levels and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes on individual loans are also included in income from loans, realized gains and losses on associated derivatives and guarantees.
Liquid asset income	Realized and unrealized gains and losses on the liquid asset portfolios, which are driven by external factors such as: the interest rate environment; and liquidity of certain asset classes within the liquid asset portfolio.
Income from equity investments and associated derivatives	Global climate for emerging markets equities, fluctuations in currency and commodity markets and company-specific performance for equity investments and associated derivatives. Performance of equity investments (principally realized gains and losses, dividends, equity impairments and unrealized gains and losses on equity investments) are in part dependent on the global climate for emerging market equities and currencies, as are gains and losses on associated derivatives (including puts, warrants and stock options).
Provisions for losses on loans and guarantees	Risk assessment of borrowers and probability of default and loss given default.
Other income and expenses	Level of advisory services provided by IFC to its clients, the level of expense from the staff retirement and other benefits plans, and the approved administrative and other budgets.
Unrealized gains and losses on non-trading financial instruments accounted for at fair value	Principally, differences between changes in fair values of borrowings, including IFC's credit spread, and associated derivative instruments and unrealized gains associated with the loan and debt securities portfolio, including interest rate and currency swaps that hedge investment loans and debt securities, and loan conversion options which in part are dependent on the global climate for emerging markets. These securities are valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.
Grants to IDA	Level of the Board of Governors-approved grants to IDA.
Other comprehensive income:	
Unrealized gains and losses on listed equity investments and debt securities accounted for as available-for-sale	Global climate for emerging markets equities, fluctuations in currency and commodity markets and company-specific performance. Such equity investments are valued using unadjusted quoted market prices and debt securities are valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.
Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans	Returns on pension plan assets and the key assumptions that underlay projected benefit obligations, including financial market interest rates, staff expenses, past experience, and management's best estimate of future benefit cost changes and economic conditions.

The following paragraphs detail significant variances between FY14 Q1-Q3 and FY13 Q1-Q3, covering the periods included in IFC's FY14 Q1-Q3 Condensed Consolidated Financial Statements. Certain amounts in FY13 Q1-Q3 have been changed to conform to the current year's presentation. Such changes had no effect on net income or total assets.

NET INCOME

IFC has reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA of $1,074 million in FY14 Q1-Q3, as compared to $737 million in FY13 Q1-Q3. The $337 million increase was principally as a result of (US$ millions):

		Increase (decrease) FY14 Q1-Q3 vs FY13 Q1-Q3
Higher gains on equity investments and and associated derivatives, net	$	319
Lower other-than-temporary impairments on equity investments and debt securities		71
Lower provision for losses on loans, guarantees and other receivables		42
Lower charges on borrowings		35
Lower income from liquid asset trading activities		(121)
Other, net		(9)
Overall change	**$**	**337**

Net unrealized gains on non-trading financial instruments accounted for at fair value totaled $120 million in FY14 Q1-Q3 ($222 million in FY13 Q1-Q3) and grants to IDA totaled $251 million in FY14 Q1-Q3 ($340 million in FY13 Q1-Q3), resulting in net income of $943 million in FY14 Q1-Q3, as compared to $619 million in FY13 Q1-Q3. After adjusting for net gains attributable to non-controlling interests of $6 million in FY14 Q1-Q3 ($2 million net losses in FY13 Q1-Q3), net income attributable to IFC totaled $937 million in FY14 Q1-Q3 ($621 million in FY13 Q1-Q3).

Income from loans, realized gains and losses on associated derivatives and guarantees

IFC's primary interest earning assets are its loans. Income from loans and guarantees for FY14 Q1-Q3 totaled $789 million, compared with $739 million in FY13 Q1-Q3, an increase of $50 million. There were no realized gains and losses, net on loans and associated derivatives in FY14 Q1-Q3 ($9 million losses in FY13 Q1-Q3).

The disbursed loan portfolio grew by $1,329 million, from $22,834 million at March 31, 2013 to $24,163 million at March 31, 2014 ($22,606 million at June 30, 2013). The weighted average contractual interest rate on loans at March 31, 2014 remained unchanged from June 30, 2013 at 4.5%. These factors together resulted in $60 million higher interest income in FY14 Q1-Q3 than in FY13 Q1-Q3. Recoveries of interest on loans removed from non-accrual status, net of reversals of income on loans placed in nonaccrual status were $31 million lower than in FY13 Q1-Q3. Income from IFC's participation notes over and above minimum contractual interest and other income was $13 million higher than in FY13 Q1-Q3. Commitment fees and financial fees were $1 million lower than in FY13 Q1-Q3. Realized gains on loans and associated derivatives were $9 million higher in FY14 Q1-Q3 than in FY13 Q1-Q3.

Income from equity investments and associated derivatives

Income from the equity investment portfolio, including associated derivatives, increased by $389 million from $488 million in FY13 Q1-Q3 to $877 million in FY14 Q1-Q3.

IFC sells equity investments where IFC's developmental role was complete, and where pre-determined sales trigger levels had been met and, where applicable, lock ups have expired. Gains on equity investments and associated derivatives comprise realized and unrealized gains.

IFC generated realized gains on equity investments and associated derivatives for FY14 Q1-Q3 of $864 million, as compared with $542 million for FY13 Q1-Q3, an increase of $322 million. Total realized gains on equity investments and associated derivatives are concentrated but more widely dispersed across investments in FY14 Q1-Q3 when compared to FY13 Q1-Q3 - in FY14 Q1-Q3, 12 investments generated individual capital gains in excess of $20 million for a total of $659 million, or 76%, of the FY14 Q1-Q3 realized gains, compared to six investments generating individual capital gains in excess of $20 million for a total of $266 million, or 49%, of the FY13 Q1-Q3 realized gains. There was an overall increase in net unrealized gains on equity investments and associated derivatives in FY14 Q1-Q3 totaling $24 million, as compared with an overall increase of $27 million in FY13 Q1-Q3.

Dividend income in FY14 Q1-Q3 totaled $179 million, as compared with $159 million in FY13 Q1-Q3, an increase of $20 million.

Other-than-temporary impairments on equity investments totaled $202 million in FY14 Q1-Q3 ($79 million in FY14 Q3; $73 million in FY14 Q2; $50 million in FY14 Q1), as compared with $240 million in FY13 Q1-Q3 ($96 million in FY14 Q3; $61 million in FY13 Q2; $83 million in FY13 Q1), a decrease of $38 million. Other-than-temporary impairments are impacted in part by the performance of equity markets in emerging markets and also by investee specific factors. Lower impairments in FY14 Q1-Q3 when compared to FY13 Q1-Q3 reflected the moderate recovery in main emerging equity markets in FY14 Q1-Q3, following market corrections in the second half of FY13.

Income from debt securities and realized gains and losses on associated derivatives

Income from debt securities and realized gains and losses on associated derivatives increased to $49 million in FY14 Q1-Q3 from $25 million in FY13 Q1-Q3, an increase of $24 million. Lower other-than-temporary impairments ($33 million) were the large cause of the higher income, partially offset by lower realized gains and dividends ($5 million) in FY14 Q1-Q3 when compared with FY13 Q1-Q3.

Provision for losses on loans, guarantees and other receivables

The quality of loan portfolio as measured by credit risk ratings (CRRs) deteriorated marginally in FY14 Q1-Q3. CRRs have stayed within a relatively narrow range over the past twelve quarters. The average weighted country risk rating improved marginally at FY14 Q3-end relative to FY13-end.

Non-performing loans (NPLs) increased from $1,272 million at June 30, 2013 to $1,504 million at March 31, 2014, an increase of $232 million. NPLs increased by $46 million in FY14 Q1, by $22 million in FY14 Q2 and by $164 million in FY14 Q3. In FY14 Q3, three loans totaling $148 million in the aggregate were placed in NPL status.

IFC has recorded a provision for losses on loans, guarantees and other receivables of $112 million in FY14 Q1-Q3 (comprising: $143 million of specific provision on loans; $29 million release of portfolio provision on loans; and $2 million release of provision on guarantees) as compared to a provision of $154 million in FY13 Q1-Q3 (comprising: $169 million specific provisions on loans; $8 million release of portfolio provisions on loans; and $5 million release of provision on guarantees; and $2 million release of provision on other receivables). On March 31, 2014, IFC's reserves against losses on loans totaled $1,776 million ($1,628 million at June 30, 2013), an increase of $148 million.

Specific reserves against losses on loans at March 31, 2014 of $912 million ($741 million at June 30, 2013) are held against impaired loans of $1,680 million ($1,403 million at June 30, 2013), a coverage ratio of 54% (53% at June 30, 2013).

There were no significant loan modifications during FY14 Q1-Q3 that are considered troubled debt restructurings.

Income from liquid asset trading activities

The liquid assets portfolio, net of derivatives and securities lending activities, stood at $36.1 billion at March 31, 2014 ($31.2 billion at June 30, 2013). The $4.9 billion increase in the liquid assets portfolio, net of derivatives and securities lending activities was largely attributable to the investment of the net proceeds of FY14 Q1-Q3 market borrowings plus returns made on the investment portfolio partially offset by investment disbursements. During FY14 Q1-Q3, net cash provided by financing activities totaled $6.3 billion and IFC invested, net of repayments and proceeds from sales, $1.5 billion. At March 31, 2014, the liquid asset portfolio is more heavily invested in short term cash or near cash investments than at June 30, 2013, in order to facilitate redemption of near term maturities of prior long-term debt issuance.

Net income from liquid asset trading activities totaled $420 million in FY14 Q1-Q3 ($541 million income in FY13 Q1-Q3).

Interest income totaled $386 million in FY14 Q1-Q3. Income from accruals in excess of funding costs contributed a significant portion of total interest income. In addition, securitized products and covered bonds realized gains relative to their related hedge instruments (interest-rate and currency swaps) due to a narrowing in yield spreads between these instruments and their respective currency swap yields

At March 31, 2014, trading securities with a fair value of $28 million are classified as Level 3 securities ($85 million on June 30, 2013).

The principal liquid asset portfolio returns are as follows:

The P1 portfolio generated income of $269 million in FY14 Q1-Q3 (1%). In FY13 Q1-Q3, the P1 portfolio generated income of $348 million (1.6%). The externally managed P3 portfolio, managed against the same variable rate benchmark as the P1 portfolio, returned $6 million (0.6%) in FY14 Q1-Q3, $14 million lower than the $20 million (2.2%) in FY13 Q1-Q3.

The P2 and externally managed P4 portfolios returned $69 million (1.7%) and $4 million (0.5%) in FY14 Q1-Q3, respectively, as compared to $138 million (2.9%) and $4 million (0.6%) in FY13 Q1-Q3. The declines in income from the comparable period in FY13 are primarily due to the general decline in yield spreads that occurred in FY13, which reduced the potential for additional capital gains in FY14. Given that spreads have narrowed further, the potential for additional capital gains will be reduced in the future.

The P6 local currency liquidity portfolio generated income of $62 million in FY14 Q1-Q3, $30 million higher than the $32 million in FY13 Q1-Q3. The P6 portfolio was $2,170 million at FY14 Q3-end as compared to $900 million at FY13 Q3-end.

IFC's P0 portfolio recorded income of $6 million (0.4%) in FY14 Q1-Q3, compared to a loss of $1 million, (negative 0.1%) in FY13 Q1-Q3.

Charges on borrowings

IFC's charges on borrowings decreased by $35 million, from $176 million in FY13 Q1-Q3 (net of $8 million gains on extinguishment of borrowings) to $141 million in FY14 Q1-Q3 (net of $3 million gains on extinguishment of borrowings), reflecting the decrease in average LIBOR rates, the impact of which was partially offset by the impact of the increase in borrowings outstanding between FY13 Q3-end and FY14 Q3-end as mentioned above.

Other income

Other income of $308 million for FY14 Q1-Q3 was $27 million higher than in FY13 Q1-Q3 ($281 million). Advisory services income totaled $167 million in FY14 Q1-Q3 ($151 million in FY13 Q1-Q3) and management fees and service fee reimbursements from AMC totaled $41 million in FY14 Q1-Q3 ($28 million in FY13 Q1-Q3). The increase in income from AMC was largely due to higher management fees as Assets Under Management increase.

Other expenses

Administrative expenses (the principal component of other expenses) increased by $49 million from $628 million in FY13 Q1-Q3 to $677 million in FY14 Q1-Q3. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to IFC's reimbursable program and expenses incurred in relation to workout situations (Jeopardy Projects) ($20 million in FY14 Q1-Q3, as compared with $19 million in FY13 Q1-Q3). IFC recorded expenses from pension and other postretirement benefit plans in FY14 Q1-Q3 of $129 million, as compared to $130 million in FY13 Q1-Q3. Advisory services expenses totaled $224 million in FY14 Q1-Q3 ($225 million in FY13 Q1-Q3). In addition, administrative expenses in FY14 Q1-Q3 include $42 million related to Advisory services ($41 million - FY13 Q1-Q3).

Net unrealized gains and losses on non-trading financial instruments

IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) all swapped market borrowings; and (ii) unrealized gains and losses on certain loans, debt securities and associated derivatives and (iii) substantially all market borrowings.

The resulting effects of fair value accounting for these non-trading financial instruments on net income in FY14 Q1-Q3 and FY13 Q1-Q3 are summarized as follows (US$ millions):

	FY14 Q1-Q3	FY13 Q1-Q3
Unrealized gains and losses on loans, debt securities and associated derivatives	$ 93	$ 222
Unrealized gains and losses on market borrowings and associated derivatives, net	27	-
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	**$ 120**	**$ 222**

Changes in the fair value of IFC's market borrowings and associated derivatives, net, includes the impact of changes in IFC's own credit spread when measured against US$ LIBOR swaps. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter cash flow. IFC's policy is to generally match currency, amount and timing of cash flows on market borrowings with cash flows on associated derivatives entered into contemporaneously.

In FY14 Q1-Q3 modest revaluation gains were incurred on market borrowings, on balance, across funding currency portfolios that were not fully offset by losses on related economic hedges. Economically hedging the after swap cost of borrowing in US dollars became slightly more expensive in the short to medium term maturities and cheaper at longer maturities, with respect to the US dollar benchmark in FY14 Q1-Q3 compared to FY13 Q1-Q3. The cost of borrowing in Japanese yen was moderately more expensive in FY14 Q1-Q3 than in FY13 Q1-Q3, while in Australian dollars, it became slightly cheaper to borrow with respect to the Australian Dollar benchmark. As a result, IFC has reported net $27 million of unrealized gains on market borrowings and associated derivatives in FY14 Q1-Q3 ($0 of unrealized gains for the same period in FY13).

IFC reported net unrealized gains on loans, debt securities and associated derivatives (principally conversion features, warrants and interest rate and currency swaps economically hedging the fixed rate and/or non-US$ loan portfolio) of $93 million in FY14 Q1-Q3 ($222 million in FY13 Q1-Q3).

Grants to IDA

On January 15, 2014, IFC recorded grants to IDA of $251 million on signing of a grant agreement between IDA and IFC concerning the transfer to IDA and use of funds corresponding to designation of retained earnings for grants to IDA approved by IFC's Board of Directors on August 7, 2013 and noted with approval by IFC's Board of Governors on October 11, 2013. Grants to IDA recorded in FY14 Q1-Q3 were $251 million and $340 million in FY13 Q1-Q3.

OTHER COMPREHENSIVE INCOME

Unrealized gains and losses on equity investments and debt securities

IFC's investments in debt securities and equity investments that are listed in markets that provide readily determinable fair values are classified as available-for-sale, with unrealized gains and losses on such investments being reported in OCI until realized. When realized, the gain or loss is transferred to net income. Changes in unrealized gains and losses on equity investments and debt securities reported in OCI are significantly impacted by (i) the global environment for emerging markets; and (ii) the realization of gains on sales of such equity investments and debt securities.

The net change in unrealized gains and losses on equity investments and debt securities in OCI can be summarized as follows (US $ millions):

	FY14 Q1-Q3	FY13 Q1-Q3
Net unrealized gains and losses on equity investments arising during the period:		
Unrealized gains	$ 597	$ 990
Unrealized losses	(324)	(172)
Reclassification adjustment for realized gains and other-than-temporary impairments included in net income	(263)	(71)
Net unrealized gains and losses on equity investments	**$ 10**	**$ 747**
Net unrealized gains and losses on debt securities arising during the period		
Unrealized gains	$ 109	$ 154
Unrealized losses	(73)	(106)
Reclassification adjustment for realized gains, non-credit related portion of impairments which were recognized in net income and other-than-temporary included in net income	(5)	25
Net unrealized gains and losses on debt securities	**$ 31**	**$ 73**
Total unrealized gains and losses on equity investments and debt securities	**$ 41**	**$ 820**

VIII. SENIOR MANAGEMENT CHANGES SINCE JUNE 30, 2013 AND THROUGH MARCH 31, 2014

The following changes occurred in the Senior Management of IFC since June 30, 2013:

Mr. Rashad Kaldany, Vice President and Chief Operating Officer retired from IFC on September 6, 2013 whereupon the position was not filled.

Mr. Bernard Lauwers became Vice President, World Bank Group Controller effective February, 17, 2014 while remaining IFC's Controller and Chief Administrative Officer.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2014

Contents

CONDENSED CONSOLIDATED BALANCE SHEETS

as of March 31, 2014 (unaudited) and June 30, 2013 (unaudited)

(US$ millions)

	March 31	June 30
Assets		
Cash and due from banks	$ 1,004	$ 616
Time deposits	7,321	5,889
Trading securities - Note K	33,052	30,349
Securities purchased under resale agreements - Note P	397	337
Investments - Notes B, D, E, F, K and M		
Loans		
($637 - March 31, 2014 and $493 - June 30, 2013 at fair value; $35 - March 31, 2014 and $43 - June 30, 2013 at lower of cost or fair value; net of reserve against losses of $1,776 - March 31, 2014 and $1,628 - June 30, 2013) - Notes D, E and K	22,236	20,831
Equity investments		
($9,346 - March 31, 2014 and $8,576 - June 30, 2013 at fair value) - Notes B, D and K	12,428	11,695
Debt securities - Notes D, F and K	2,354	2,151
Total investments	37,018	34,677
Derivative assets - Notes J, K and P	3,078	3,376
Receivables and other assets	2,674	2,281
Total assets	**$ 84,544**	**$ 77,525**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received - Note P	$ 5,302	$ 5,736
Borrowings outstanding - Note K		
From market and other sources at amortized cost	1,588	1,715
From market sources at fair value	49,330	42,924
From International Bank for Reconstruction and Development at amortized cost	225	230
Total borrowings	51,143	44,869
Derivative liabilities - Notes J, K and P	2,284	2,310
Payables and other liabilities	2,467	2,335
Total liabilities	61,196	55,250
Capital		
Capital stock, authorized (2,580,000 - March 31, 2014 and June 30, 2013) shares of $1,000 par value each		
Subscribed and paid-in	2,457	2,403
Accumulated other comprehensive income - Note H	1,189	1,121
Retained earnings - Note H	19,650	18,713
Total IFC capital	23,296	22,237
Non-controlling interests - Note B	52	38
Total capital	23,348	22,275
Total liabilities and capital	**$ 84,544**	**$ 77,525**

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

CONDENSED CONSOLIDATED INCOME STATEMENTS

for each of the three and nine months ended March 31, 2014 (unaudited) and March 31, 2013 (unaudited)

(US$ millions)

	Three months ended March 31, 2014	Three months ended March 31, 2013	Nine months ended March 31, 2014	Nine months ended March 31, 2013
Income from investments				
Income from loans, realized gains and losses on associated derivatives and guarantees - Note E	$ 254	$ 216	$ 789	$ 739
Provision for losses on loans, guarantees and other receivables - Note E	(48)	(137)	(112)	(154)
Income from equity investments and associated derivatives - Note G	366	308	877	488
Income from debt securities and realized gains and losses on associated derivatives - Note F	14	10	49	25
Total income from investments	**586**	**397**	**1,603**	**1,098**
Income from liquid asset trading activities - Note C	176	155	420	541
Charges on borrowings	(53)	(49)	(141)	(176)
Income from investments and liquid asset trading activities, after charges on borrowings	**709**	**503**	**1,882**	**1,463**
Other income				
Advisory services income	60	53	167	151
Service fees	22	19	47	54
Other	30	26	94	76
Total other income	**112**	**98**	**308**	**281**
Other expenses				
Administrative expenses	(232)	(211)	(677)	(628)
Advisory services expenses	(75)	(79)	(224)	(225)
Expense from pension and other postretirement benefit plans - Note O	(43)	(43)	(129)	(130)
Other - Note B	(10)	(6)	(25)	(23)
Total other expenses	**(360)**	**(339)**	**(1,055)**	**(1,006)**
Foreign currency transaction gains and losses on non-trading activities	(84)	(16)	(61)	(1)
Income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	**377**	**246**	**1,074**	**737**
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value - Note I	82	9	120	222
Income before grants to IDA	**459**	**255**	**1,194**	**959**
Grants to IDA - Note H	(251)	(340)	(251)	(340)
Net income (loss)	**208**	**(85)**	**943**	**619**
Less: Net (gains) losses attributable to non-controlling interests	3	-	(6)	2
Net income (loss) attributable to IFC	**$ 211**	**$ (85)**	**$ 937**	**$ 621**

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for each of the three and nine months ended March 31, 2014 (unaudited) and March 31, 2013 (unaudited)

(US$ millions)

	Three months ended March 31, 2014	Three months ended March 31, 2013	Nine months ended March 31, 2014	Nine months ended March 31, 2013
Net income (loss) attributable to IFC	**$ 211**	**$ (85)**	**$ 937**	**$ 621**
Other comprehensive income				
Unrealized gains and losses on debt securities				
Net unrealized gains on available-for-sale debt securities arising during the period	23	21	36	48
Reclassification adjustment for realized gains included in net income (Income from debt securities and realized gains and losses on associated derivatives)	-	(1)	(14)	(17)
Reclassification adjustment for other-than-temporary impairments included in net income (Income from debt securities and realized gains and losses on associated derivatives)	1	5	9	42
Net unrealized gains on debt securities	**24**	**25**	**31**	**73**
Unrealized gains and losses on equity investments				
Net unrealized gains on equity investments arising during the period	14	122	273	818
Reclassification adjustment for realized gains included in net income (Income from equity investments and associated derivatives)	(152)	(128)	(392)	(196)
Reclassification adjustment for other-than-temporary impairments included in net income (Income from equity investments and associated derivatives)	59	61	129	125
Net unrealized gains (losses) on equity investments	**(79)**	**55**	**10**	**747**
Net unrecognized net actuarial gains and unrecognized prior service credits on benefit plans - Note O	9	14	27	42
Total other comprehensive income (loss)	**(46)**	**94**	**68**	**862**
Total comprehensive income attributable to IFC	**$ 165**	**$ 9**	**$ 1,005**	**$ 1,483**

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

for each of the nine months ended March 31, 2014 (unaudited) and March 31, 2013 (unaudited)

(US$ millions)

	Attributable to IFC							
	Undesignated retained earnings	Designated retained earnings	Total retained earnings	Accumulated other comprehensive income - Note H	Capital stock	Total IFC capital	Non-controlling interests	Total capital
At June 30, 2012	$ 17,373	$ 322	$ 17,695	$ 513	$ 2,372	$ 20,580	$ -	$ 20,580
Nine months ended March 31, 2013								
Net income attributable to IFC	621		621			621		621
Other comprehensive income attributable to IFC				862		862		862
Payments received for IFC capital stock subscribed					27	27		27
Designation of retained earnings - Note H	(420)	420	-			-		-
Expenditures against designated retained earnings - Note H	426	(426)	-			-		-
Net losses attributable to non-controlling interests							(2)	(2)
Non-controlling interests issued							46	46
At March 31, 2013	$ 18,000	$ 316	$ 18,316	$ 1,375	$ 2,399	$ 22,090	$ 44	$ 22,134
At June 30, 2013	$ 18,435	$ 278	$ 18,713	$ 1,121	$ 2,403	$ 22,237	$ 38	$ 22,275
Nine months ended March 31, 2014								
Net income attributable to IFC	937		937			937		937
Other comprehensive income attributable to IFC				68		68		68
Payments received for IFC capital stock subscribed					54	54		54
Designation of retained earnings - Note H	(251)	251	-			-		-
Expenditures against designated retained earnings - Note H	312	(312)	-			-		-
Net gains attributable to non-controlling interests							6	6
Non-controlling interests issued							8	8
At March 31, 2014	$ 19,433	$ 217	$ 19,650	$ 1,189	$ 2,457	$ 23,296	$ 52	$ 23,348

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the nine months ended March 31, 2014 (unaudited) and March 31, 2013 (unaudited)

(US$ millions)

	2014	2013
Cash flows from investing activities		
Loan disbursements	$ (4,842)	$ (5,641)
Investments in equity securities	(1,243)	(1,761)
Investments in debt securities	(409)	(286)
Loan repayments	3,367	3,892
Debt securities repayments	209	345
Proceeds from sales of loans	2	-
Proceeds from sales of equity investments	1,388	921
Proceeds from sales of debt securities	6	35
Net cash used in investing activities	**(1,522)**	**(2,495)**
Cash flows from financing activities		
Medium and long-term borrowings		
New issues	12,357	9,609
Retirement	(5,725)	(7,584)
Medium and long-term borrowings related derivatives, net	(232)	310
Short-term borrowings, net	(163)	(157)
Capital subscriptions	54	27
Non-controlling interests issued	8	46
Net cash provided by financing activities	**6,299**	**2,251**
Cash flows from operating activities		
Net income attributable to IFC	937	621
Add: Net gains (losses) attributable to non-controlling interests	6	(2)
Net income	943	619
Adjustments to reconcile net income to net cash used in operating activities:		
Realized losses on loans and associated derivatives, net	-	9
Realized gains on debt securities and associated derivatives, net	(14)	(17)
Gains on equity investments and related derivatives, net	(888)	(569)
Provision for losses on loans, guarantees and other receivables	112	154
Other-than-temporary impairments on debt securities	9	42
Other-than-temporary impairments on equity investments	202	240
Net premiums received at issuance of borrowings	4	-
Net discounts paid on retirement of borrowings	(4)	(2)
Net realized gains on extinguishment of borrowings	(3)	(8)
Foreign currency transaction losses on non-trading activities	61	1
Net unrealized gains on non-trading financial instruments accounted for at fair value	(120)	(222)
Change in accrued income on loans, time deposits and securities	(81)	(12)
Change in payables and other liabilities	377	163
Change in receivables and other assets	(103)	(496)
Change in trading securities and securities purchased and sold under resale and repurchase agreements	(3,143)	(2,080)
Net cash used in operating activities	**(2,648)**	**(2,178)**
Change in cash and cash equivalents	2,129	(2,422)
Effect of exchange rate changes on cash and cash equivalents	(309)	75
Net change in cash and cash equivalents	1,820	(2,347)
Beginning cash and cash equivalents	6,505	7,047
Ending cash and cash equivalents	**$ 8,325**	**$ 4,700**
Composition of cash and cash equivalents		
Cash and due from banks	$ 1,004	$ 569
Time deposits	7,321	4,131
Total cash and cash equivalents	**$ 8,325**	**$ 4,700**

The notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the nine months ended March 31, 2014 (unaudited) and March 31, 2013 (unaudited)

(US$ millions)

	2014	2013
Supplemental disclosure		
Change in ending balances resulting from currency exchange rate fluctuations:		
Loans outstanding	$ 74	$ 107
Debt securities	(10)	17
Loan and debt security-related currency swaps	(23)	(115)
Borrowings	29	291
Borrowing-related currency swaps	(44)	(301)
Charges on borrowings paid, net	$ 134	$ 227
Non-cash item:		
Loan and debt securities conversion to equity, net	$ 1	$ 32

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

PURPOSE

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and fund investments through the IFC Asset Management Company, LLC and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The Condensed Consolidated Financial Statements include the financial statements of IFC and consolidated subsidiaries as detailed in Note B. The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP). The results as of and for the nine months ended March 31, 2014 are not indicative of the results that may be expected for the full year ending June 30, 2014. In the opinion of management, the Condensed Consolidated Financial Statements reflect all adjustments necessary for the fair presentation of IFC's financial position and results of operation.

Condensed Consolidated Financial Statements presentation – IFC has revised certain amounts on the condensed consolidated statement of cash flows for the nine months ended March 31, 2014 to amend the presentation of certain foreign currency related remeasurements. The revision had the effect of reducing "change in trading securities and securities purchased and sold under resale and repurchase agreements" and increasing "effect of exchange rate changes on cash and cash equivalents" for the nine months ended March 31, 2013, each in the amount of $909 million. The revision had no impact on the condensed consolidated balance sheet or the condensed consolidated income statement.

Advisory services – Funding received for IFC advisory services from governments and other donors are recognized as contribution revenue when the conditions on which they depend are substantially met. Advisory services expenses are recognized in the period incurred. Advisory client fees and administration fees are recognized as income when earned. See Notes L and N.

Functional currency – IFC's functional currency is the United States dollar (US dollars or $).

Use of estimates – The preparation of the Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Condensed Consolidated Financial Statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and impairment of debt securities and equity investments; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Consolidation, non-controlling interests and variable interest entities – IFC consolidates:

i) all majority-owned subsidiaries;
ii) limited partnerships in which it is the general partner, unless the presumption of control is overcome by certain management participation or other rights held by minority shareholders/limited partners; and
iii) variable interest entities (VIEs) for which IFC is deemed to be the VIE's primary beneficiary (together, consolidated subsidiaries).

Significant intercompany accounts and transactions are eliminated in consolidation.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Equity interests in consolidated subsidiaries held by third parties are referred to as non-controlling interests. Such interests and the amount of consolidated net income/loss attributable to those interests are identified within IFC's condensed consolidated balance sheet and condensed consolidated income statement as "non-controlling interests" and "net gains / losses attributable to non-controlling interests", respectively.

An entity is a VIE if:
i) its equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties;
ii) its equity investors do not have decision-making rights about the entity's operations; or
iii) if its equity investors do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A variable interest is a contractual, ownership or other interest whose value changes as the fair value of the VIE's net assets change. IFC's variable interests in VIEs arise from financial instruments, service contracts, guarantees, leases or other monetary interests in those entities.

IFC is considered to be the primary beneficiary of a VIE if it has the power to direct the VIE's activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE unless:
i) the entity has the attributes of an investment company or for which it is industry practice to account for their assets at fair value through earnings;
ii) IFC has an explicit or implicit obligation to fund losses of the entity that could be potentially significant to that entity; and
iii) the entity is a securitization vehicle, an asset-backed financing entity, or an entity that was formerly considered a qualifying special purpose entity, as well as entities that are required to comply with or operate in accordance with requirements that are similar to those included in Rule 2a-7 of the Investment Company Act of 1940.

In those cases, IFC is considered to be the entity's primary beneficiary if it will absorb the majority of the VIE's expected losses or expected residual returns.

IFC has a number of investments in VIEs that it manages and supervises in a manner consistent with other portfolio investments.

Fair Value Option and Fair Value Measurements – IFC has adopted the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures (ASC 820) and the Fair Value Option subsections of ASC Topic 825, Financial Instruments (ASC 825 or the Fair Value Option). ASC 820 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.

The Fair Value Option

IFC has elected the Fair Value Option for the following financial assets and financial liabilities:
i) investees in which IFC has significant influence:
   a) direct investments in securities issued by the investee and, if IFC would have otherwise been required to apply equity method accounting, all other financial interests in the investee (e.g., loans)
   b) investments in Limited Liability Partnerships (LLPs), Limited Liability Companies (LLCs) and other investment fund structures that maintain specific ownership accounts and loans or guarantees to such;
ii) direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence;
iii) all equity interests in funds;
iv) certain hybrid instruments in the investment portfolio; and
v) all market borrowings, except for such borrowings having no associated derivative instruments.

All borrowings for which the Fair Value Option has been elected are associated with existing derivative instruments used to create an economic hedge. Measuring at fair value those borrowings for which the Fair Value Option has been elected mitigates the earnings volatility caused by measuring the borrowings and related derivative differently (in the absence of a designated accounting hedge) without having to apply ASC Topic 815's, *Derivatives and Hedging* (ASC 815) complex hedge accounting requirements. The Fair Value Option was not elected for all borrowings from IBRD and all other market borrowings because such borrowings fund assets with similar characteristics.

Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the condensed consolidated balance sheet based on a measure (fair value) that IFC considers superior to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, ASC 825 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees; therefore, the Fair Value Option is also applied to those loans. IFC elected the Fair Value Option for equity investments with 20% or more ownership where it does not have significant influence so that the same measurement method (fair value) will be applied to all equity investments with more than 20% ownership.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Equity securities held by consolidated subsidiaries that are investment companies
Pursuant to ASC Topic 946, *Financial Services - Investment Companies* (ASC 946) and ASC Topic 810, *Consolidation*, equity securities held by consolidated subsidiaries that are investment companies are accounted for at fair value, with unrealized gains and losses reported in earnings.

Fair Value Measurements
ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity's principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming that market participants act in their economic best interest, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under ASC 820, fair value measurements are not adjusted for transaction costs.

Notwithstanding the following paragraph, pursuant to ASC Topic 320, *Investments - Debt and Equity Securities* (ASC 320), IFC reports equity investments that are listed in markets that provide readily determinable fair values at fair value, with unrealized gains and losses being reported in other comprehensive income.

The fair value hierarchy established by ASC 820 gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to *unobservable* inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.

Level 1 primarily consists of financial instruments whose values are based on unadjusted quoted market prices. It includes IFC's equity investments, which are listed in markets that provide readily determinable fair values, government issues and money market funds in the liquid assets portfolio, and market borrowings that are listed on exchanges.

Level 2 includes financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed. Financial instruments categorized as Level 2 include non-exchange-traded derivatives such as interest rate swaps, cross-currency swaps, certain asset-backed securities, as well as the majority of trading securities in the liquid asset portfolio, and the portion of IFC's borrowings accounted for at fair value not included in Level 1.

Level 3 consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data. Level 3 includes equity investments that are not listed in markets that provide readily determinable fair values, all loans for which IFC has elected the Fair Value Option, all of IFC's debt securities in the investment portfolio, and certain hard-to-price securities in the liquid assets portfolio.

IFC estimates the fair value of its investments in private equity funds that do not have readily determinable fair value based on the funds' net asset values (NAVs) per share as a practical expedient to the extent that a fund reports its investment assets at fair value and has all the attributes of an investment company, pursuant to ASC 946. If the NAV is not as of IFC's measurement date, IFC adjusts the most recent NAV, as necessary, to estimate a NAV for the investment that is calculated in a manner consistent with the fair value measurement principles established by ASC 820.

Remeasurement of foreign currency transactions – Assets and liabilities not denominated in US dollars, other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at March 31, 2014 and June 30, 2013. Disbursed equity investments, other than those accounted for at fair value, are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.

Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in income from loans, realized gains and losses on associated derivatives and guarantees on the condensed consolidated income statement.

Certain loans originated by IFC contain income participation, prepayment and conversion features. These features are bifurcated and separately accounted for in accordance with ASC 815 if IFC has not elected the Fair Value Option for the loan host contracts and the features meet the definition of a derivative, and are not considered to be clearly and closely related to their host loan contracts. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC's accounting policies for loans as indicated herein.

Loans held for sale are carried at the lower of cost or fair value. The excess, if any, of amortized cost over fair value is accounted for as a valuation allowance. Changes in the valuation allowance are recognized in net income as they occur.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Loan origination fees and direct loan origination costs are deferred and amortized over the estimated life of the originated loan; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received in freely convertible currencies.

IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the condensed consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the condensed consolidated balance sheet.

Reserve against losses on loans – IFC recognizes impairment on loans not carried at fair value in the condensed consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.

The reserve against losses on loans reflects management's estimates of both identified probable losses on individual loans (specific reserves) and probable losses inherent in the portfolio but not specifically identifiable (portfolio reserves). The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. Information and events, with respect to the borrower and/or the economic and political environment in which it operates, considered in determining that a loan is impaired include, but not limited to, the borrower's financial difficulties, breach of contract, bankruptcy/reorganization, credit rating downgrade as well as geopolitical conflict, financial/economic crisis, commodity price decline, adverse local government action and natural disaster. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements. There were no changes, during the periods presented herein, to IFC's accounting policies and methodologies used to estimate its reserve against loan losses.

For purposes of providing certain disclosures about IFC's entire reserve against losses on loans, IFC considers its entire loan portfolio to comprise one portfolio segment. A portfolio segment is the level at which the method for estimating the reserve against losses on loans is developed and documented.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries, if any, associated with previously written-off loans.

Equity investments – IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.

Revenue recognition on equity investments – Equity investments, which are listed in markets that provide readily determinable fair values, are accounted for as available-for-sale securities at fair value with unrealized gains and losses reported in other comprehensive income in accordance with ASC 320. As noted above under "Fair Value Option and Fair Value Measurements", direct equity investments and investments in LLPs and LLCs that maintain ownership accounts in which IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and all new equity interests in funds are accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC does not have significant influence and which are not listed in markets that provide readily determinable fair values are carried at cost, less impairment. Notwithstanding the foregoing, equity securities held by consolidated subsidiaries that are investment companies are accounted for at fair value, with unrealized gains and losses reported in earnings.

IFC's investments in certain private equity funds in which IFC is deemed to have a controlling financial interest, are fully consolidated by IFC, as the presumption of control by the fund manager or the general partner has been overcome. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is principally applied to IFC's investments in its oil and gas unincorporated joint ventures (UJVs). IFC's share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

Unrealized gains and losses on equity investments accounted for at fair value under the Fair Value Option are reported in income from equity investments and associated derivatives on the condensed consolidated income statement. Unrealized gains and losses on equity investments listed in markets that provide readily determinable fair values which are accounted for as available-for-sale are reported in other comprehensive income. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income from equity investments and associated derivatives when received. Capital losses are recognized when incurred.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Dividends on listed equity investments are recorded on the ex-dividend date - dividends on unlisted equity investments are recorded upon receipt of notice of declaration. Realized gains on listed equity investments are recorded upon trade date - realized gains on unlisted equity investments are recorded upon incurring the obligation to deliver the applicable shares. Losses are recognized when incurred.

IFC enters into put and call option and warrant agreements in connection with certain equity investments; these are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Gains and losses on debt conversions and exchanges of equity interests – Loan and debt security conversions to equity interests are based on the fair value of the equity interests received. Transfers of equity interests in exchange for equity interests in other entities and other non-cash transactions are generally accounted for based on the fair value of the asset relinquished unless the fair value of the asset received is more clearly evident in which case the accounting is based on the fair value of the asset received. The difference between the fair value of the asset received and the recorded amount of the asset relinquished is recorded as a gain or loss in the income statement.

Impairment of equity investments – Equity investments accounted for at cost, less impairment and available-for-sale are assessed for impairment each quarter. When impairment is identified, it is generally deemed to be other than temporary, and the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Such other than temporary impairments are recognized in net income. Subsequent increases in the fair value of available-for-sale equity investments are included in other comprehensive income - subsequent decreases in fair value, if not other than temporary impairment, also are included in other comprehensive income.

Debt securities – Debt securities in the investment portfolio are classified as available-for-sale and carried at fair value on the condensed consolidated balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized. Realized gains on sales of debt securities and interest on debt securities is included in income from debt securities and realized gains and losses on associated derivatives on the condensed consolidated income statement.

Certain debt securities are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on debt securities accounted for at fair value under the Fair Value Option are reported in net unrealized gains and losses on non-trading financial instruments accounted for at fair value on the condensed consolidated income statement.

IFC invests in certain debt securities with conversion features; these features are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Impairment of debt securities – In determining whether an unrealized loss on debt securities is other-than-temporary, IFC considers all relevant information including the length of time and the extent to which fair value has been less than amortized cost, whether IFC intends to sell the debt security or whether it is more likely than not that IFC will be required to sell the debt security, the payment structure of the obligation and the ability of the issuer to make scheduled interest or principal payments, any changes to the ratings of a security, and relevant adverse conditions specifically related to the security, an industry or geographic sector.

Debt securities in the investment portfolio are assessed for impairment each quarter. When impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, or (2) it is more likely than not that IFC will be required to sell the security before recovery. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has suffered a credit loss, the impairment charge will be separated into the credit loss component, which is recognized in net income, and the remainder which is recorded in other comprehensive income. The impaired value becomes the new amortized cost basis of the debt security. Subsequent increases and decreases - if not an additional other-than-temporary impairment - in the fair value of debt securities are included in other comprehensive income.

The difference between the new amortized cost basis of debt securities for which an other-than-temporary impairment has been recognized in net income and the cash flows expected to be collected is accreted to interest income using the effective yield method. Significant subsequent increases in the expected or actual cash flows previously expected are recognized as a prospective adjustment of the yield.

Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when IFC's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (i) the stand-ready obligation to perform and (ii) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the condensed consolidated balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis.

Designations of retained earnings – IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Directors. Total

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

designations of retained earnings are determined based on IFC's annual income before expenditures against designated retained earnings and net unrealized gains and losses on non-trading financial instruments accounted for at fair value in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC.

Expenditures resulting from such designations are recorded as expenses in IFC's condensed consolidated income statement in the year in which they are incurred, also having the effect of reducing the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient. If the recipient is deemed to be controlled by IFC, the expenditure is deemed to have been incurred only when the recipient disburses the funds to a non-related party. On occasion, recipients who are deemed to be controlled by IFC make investments. In such cases, IFC includes those assets on its condensed consolidated balance sheet until the recipient disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient. These investments have had no material impact on IFC's financial position, results of operations, or cash flows. Investments resulting from such designations are recorded on IFC's condensed consolidated balance sheet in the year in which they occur, also having the effect of reducing the respective designated retained earnings for such purposes.

Liquid asset portfolio – The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges. IFC's liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto and student loans-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations.

Securities and related derivative instruments within IFC's liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and as cash equivalents in the condensed consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition generally when the original maturities for such instruments are under 90 days or in some cases are under 180 days.

Repurchase, resale and securities lending agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price. Securities lending agreements are similar to repurchase agreements except that the securities loaned are securities that IFC has received as collateral under unrelated agreements and allowed by contract to rehypothecate. Amounts due under securities lending agreements are included in securities sold under repurchase agreements and payable for cash collateral received on the condensed consolidated balance sheet.

It is IFC's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase, resale and securities lending agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.

Borrowings – To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. In managing the currency exposure inherent in borrowing in a variety of currencies, generally, IFC either simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions or utilizes liquid asset portfolio or debt investments denominated in the same currency to economically hedge changes in the fair value of certain borrowings. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Substantially all borrowings are carried at fair value under the Fair Value Option with changes in fair value reported in net unrealized gains and losses on non-trading financial instruments accounted for at fair value in the condensed consolidated income statement.

Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management. There are no derivatives designated as accounting hedges.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

All derivative instruments are recorded on the condensed consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The fair value at inception of such embedded derivatives is excluded from the carrying amount of the host contracts on the condensed consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio and those associated with equity investments are recorded in net unrealized gains and losses on non-trading financial instruments accounted for at fair value. The risk management policy for each of IFC's principal business activities and the accounting policies particular to them are described below.

Lending activities IFC's policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. IFC has elected not to designate any hedging relationships for any of its lending-related derivatives.

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC's loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in net income in net unrealized gains and losses on non-trading financial instruments accounted for at fair value.

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC generally uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert certain of such borrowings into variable rate US dollar obligations, consistent with IFC's matched funding policy. IFC elected to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument, liquid asset portfolio investment or debt investment is used to create an economic hedge. Changes in the fair value of such borrowings and the associated derivatives are reported in net unrealized gains and losses on non-trading financial instruments accounted for at fair value in the condensed consolidated income statement.

Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars or by utilizing market borrowings denominated in the same currency to economically hedge changes in the fair value of certain liquid asset portfolio investments. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in income from liquid asset trading activities. No derivatives in the liquid asset portfolio have been designated as hedging instruments under ASC 815.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases of currency. Interest rate risk arising from mismatches due to write-downs, prepayments and re-schedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements with its derivative market counterparties governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if IFC's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return cash collateral associated with these master-netting agreements.

Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC's condensed consolidated balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC's condensed consolidated balance sheet, with the related secured borrowings included in payables and other liabilities on IFC's condensed consolidated balance sheet.

Pension and other postretirement benefits – IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the condensed consolidated income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Recently adopted accounting standards – In December 2011, the FASB issued ASU 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities* and then amended the scope of ASU 2011-11 in January 2013 through the issuance of ASU 2013-01, *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.* This ASU applies to all entities that have derivative instruments, resale and repurchase agreements, or securities lending agreements that are (i) offset in accordance with ASC 210-20-45 or ASC 815-10-45 or (ii) subject to an enforceable master netting arrangement or similar agreement, and requires an entity to disclose information about offsetting to enable users of its financial statements to understand the effect of those arrangements on its financial position. The disclosures are required for quarterly and annual reporting periods beginning on or after January 1, 2013 and are to be applied retrospectively for all comparative periods presented. IFC adopted these ASUs on July 1, 2013. These ASUs did not change the accounting for these arrangements or require them to be offset and thus had no impact on IFC's condensed consolidated balance sheet. These disclosures are included in Note P.

In February 2013, the FASB issued ASU 2013-02, *Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income* (ASU 2013-02). ASU 2013-02 requires disclosure of information about changes in AOCI balances by component and significant items reclassified out of AOCI. It does not amend any existing reporting requirements for measuring net income or other comprehensive income. ASU 2013-02 is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2012 (which is the year ending June 30, 2014 for IFC). These disclosures are included in the condensed consolidated statements of comprehensive income.

Accounting and financial reporting developments – In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. Pending the development of these rules, no impact on IFC has been determined as of March 31, 2014. IFC continues to evaluate the potential future implications of the Act.

In June 2013, the FASB issued ASU 2013-08, *Investment Companies (Topic 946); Amendments to the Scope, Measurement and Disclosure Requirements* (ASU 2013-08). Among other things, ASU 2013-08 amends the criteria for an entity to qualify as an investment company under ASC Topic 946, introduces new disclosure requirements applicable to investment companies, and amends the measurement criteria for certain investments by an investment company in another investment company. ASU 2013-08 is applicable for annual reporting periods and interim periods within those annual periods, beginning after December 15, 2013 (which is the year ending June 30, 2015 for IFC). IFC is currently evaluating the impact of ASU 2013-08.

In addition, during the nine months ended March 31, 2014, the FASB issued and/or approved various other ASUs. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on the financial position, results of operations or cash flows of IFC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE B – SCOPE OF CONSOLIDATION

IFC Asset Management Company, LLC (AMC) and AMC Funds

IFC through its wholly owned subsidiary, AMC, seeks to mobilize capital from outside IFC's traditional investor pool and to manage third-party capital. AMC is consolidated into IFC's financial statements. At March 31, 2014, IFC has provided $2 million of capital to AMC ($2 million - June 30, 2013).

As a result of the consolidation of AMC, IFC's condensed consolidated balance sheet at March 31, 2014 includes $39 million in cash, receivables and other assets ($18 million - June 30, 2013), less than $0.5 million in equity investments (less than $0.5 million - June 30, 2013) and $1 million in payables and other liabilities ($1 million - June 30, 2013). Other income in IFC's condensed consolidated income statement includes $13 million for the three months ended March 31, 2014 ($11 million - three months ended March 31, 2013) and $41 million for the nine months ended March 31, 2014 ($28 million - nine months ended March 31, 2013) and other expenses includes $4 million for the three months ended March 31, 2014 ($3 million - three months ended March 31, 2013) and $11 million for the nine months ended March 31, 2014 ($9 million - nine months ended March 31, 2013).

At March 31, 2014, AMC managed seven funds (collectively referred to as the AMC Funds). All AMC Funds are investment companies and are required to report their investment assets at fair value through net income. IFC's ownership interests in the AMC Funds are shown in the following table:

AMC Funds	IFC's ownership interest
IFC Capitalization (Equity) Fund, L.P.	61%
IFC Capitalization (Subordinated Debt) Fund, L.P.	13%
IFC African, Latin American and Caribbean Fund, LP	20%
Africa Capitalization Fund, Ltd.	-
IFC Russian Bank Capitalization Fund, LP	45%
IFC Catalyst Funds(*)	19%(*)
IFC Global Infrastructure Fund, LP	17%

(*)The ownership interest of 19% reflects IFC's ownership interest taking into consideration the overall commitments for the IFC Catalyst Funds, which is comprised of IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, IFC Catalyst Funds). IFC does not have an ownership interest in either the IFC Catalyst Fund (UK), LP or the IFC Catalyst Fund (Japan), LP.

IFC's investments in the AMC Funds, except for IFC Russian Bank Capitalization Fund, LP (RBCF), are accounted for at fair value under the Fair Value Option.

RBCF, created in June 2012, is consolidated because of the presumption of control by IFC as owner of the general partner of RBCF.

Non-controlling interests

As a result of consolidating RBCF, IFC's condensed consolidated balance sheet at March 31, 2014 includes $96 million of equity investments ($74 million - June 30, 2013), and non-controlling interests of $52 million ($38 million - June 30, 2013). These non-controlling interests are mandatorily redeemable financial instruments because the terms of the underlying partnership agreement provide for a termination date at which time its remaining assets are to be sold, its liabilities settled and the remaining net proceeds distributed to the non-controlling interest holders and IFC. RBCF's termination date is 2021 with a possible extension to 2023. As RBCF is considered an investment company, its investment securities (equity investments) are measured at fair value in IFC's condensed consolidated balance sheet; therefore, the settlement value or estimate of cash that would be due and payable to settle these non-controlling interests, assuming an orderly liquidation of RBCF on March 31, 2014, approximates the $52 million of non-controlling interests reflected on IFC's condensed consolidated balance sheet at March 31, 2014.

Other Consolidated entities

In October 2009, IFC created a special purpose vehicle, Hilal Sukuk Company, to facilitate a $100 million Sukuk under IFC's borrowings program. The Sukuk is scheduled to mature in November 2014. Hilal Sukuk Company is a VIE and has been consolidated, albeit with no material impact. The collective impact of this and other entities consolidated under the VIE or voting interest model is insignificant.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE C – LIQUID ASSET PORTFOLIO

Income from liquid asset trading activities

Income from liquid asset trading activities for the three and nine months ended March 31, 2014 and 2013 comprises (US$ millions):

	Three months ended March 31,		Nine months ended March 31,	
	2014	2013	2014	2013
Interest income	$ 144	$ 100	$ 386	$ 319
Net gains and losses on trading activities (realized and unrealized)	32	55	34	222
Total income from liquid asset trading activities	**$ 176**	**$ 155**	**$ 420**	**$ 541**

Net gains and losses on trading activities comprise net gains on asset-backed and mortgage-backed securities of $29 million and $54 million for the three and nine months ended March 31, 2014 ($52 million and $196 million net gains - three and nine months ended March 31, 2013) and net gains on other trading securities of $3 million and net losses $20 million for the three and nine months ended March 31, 2014 ($3 million and $26 million net gains - three and nine months ended March 31, 2013).

NOTE D – INVESTMENTS

The carrying amount of investments at March 31, 2014 and June 30, 2013 comprises (US$ millions):

	March 31, 2014	June 30, 2013
Loans		
Loans at amortized cost	$ 23,340	$ 21,923
Less: Reserve against losses on loans	(1,776)	(1,628)
Loans at amortized cost less reserve against losses	21,564	20,295
Loans held for sale at lower of amortized cost or fair value	35	43
Loans accounted for at fair value under the Fair Value Option (outstanding principal balance $619 - March 31, 2014, $474 - June 30, 2013)	637	493
Total loans	**22,236**	**20,831**
Equity investments		
Equity investments at cost less impairment*	3,082	3,119
Equity investments accounted for at fair value as available-for-sale (cost $2,618 - March 31, 2014, $2,397 - June 30, 2013)	4,461	4,230
Equity investments accounted for at fair value (cost $4,063 - March 31, 2014, $3,697 - June 30, 2013)	4,885	4,346
Total equity investments	**12,428**	**11,695**
Debt securities		
Debt securities accounted for at fair value as available-for-sale (amortized cost $1,996 - March 31, 2014, $1,889 - June 30, 2013)	2,049	1,911
Debt securities accounted for at fair value under the Fair Value Option (amortized cost $309 - March 31, 2014, $237 - June 30, 2013)	305	240
Total debt securities	**2,354**	**2,151**
Total carrying amount of investments	**$ 37,018**	**$ 34,677**

* Equity investments at cost less impairment at March 31, 2014 includes unrealized gains of $2 million ($2 million - June 30, 2013) related to equity investments accounted for as available-for-sale in previous periods and for which readily determinable fair vales are no longer available.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES

Loans

Income from loans, realized gains and losses on associated derivatives and guarantees for the three and nine months ended March 31, 2014 and 2013 comprise the following (US$ millions):

	Three months ended March 31,		Nine months ended March 31,	
	2014	2013	2014	2013
Interest income	$ 223	$ 203	$ 693	$ 651
Commitment fees	12	8	33	26
Other financial fees	19	35	63	71
Realized losses on loans, guarantees and associated derivatives	-	(30)	-	(9)
Income from loans, realized gains and losses on associated derivatives and guarantees	**$ 254**	**$ 216**	**$ 789**	**$ 739**

Reserve against losses on loans and provision for losses on loans

Changes in the reserve against losses on loans for the three and nine months ended March 31, 2014 and 2013, and for the years ended June 30, 2013 and June 30, 2012, as well as the related recorded investment in loans, evaluated for impairment individually (specific reserves) and on a pool basis (portfolio reserves) respectively, are summarized below (US$ millions):

	Three months ended March 31,2014			Nine months ended March 31,2014		
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 860	$ 860	$ 1,720	$ 741	$ 887	$ 1,628
Provision for (release of provision for) losses on loans	45	4	49	143	(29)	114
Write-offs	(1)	-	(1)	(1)	-	(1)
Recoveries of previously written-off loans	-	-	-	1	-	1
Foreign currency transaction adjustments	1	-	1	1	6	7
Other adjustments*	7	-	7	27	-	27
Ending balance	**$ 912**	**$ 864**	**$ 1,776**	**$ 912**	**$ 864**	**$ 1,776**
Related recorded investment in loans evaluated for impairment**	$ 23,340	$ 21,660	$ 23,340	$ 23,340	$ 21,660	$ 23,340
Recorded investment in loans with specific reserves	$ 1,680			$ 1,680		

	Three months ended March 31,2013			Nine months ended March 31,2013		
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 520	$ 894	$ 1,414	$ 447	$ 934	$ 1,381
Provision for (release of provision for) losses on loans	102	39	141	169	(8)	161
Write-offs	(2)	-	(2)	(6)	-	(6)
Foreign currency transaction adjustments	(2)	(3)	(5)	-	4	4
Other adjustments*	2	-	2	10	-	10
Ending balance	**$ 620**	**$ 930**	**$ 1,550**	**$ 620**	**$ 930**	**$ 1,550**
Related recorded investment in loans evaluated for impairment**	$ 22,149	$ 20,864	$ 22,149	$ 22,149	$ 20,864	$ 22,149
Recorded investment in loans with specific reserves	$ 1,285			$ 1, 285		

*Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.
**IFC individually evaluates all loans for impairment. Portfolio reserves are established for losses incurred, but not specifically identifiable, on loans for which no specific reserve is established.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

	Year ended June 30, 2013			Year ended June 30, 2012		
	Specific reserves	Portfolio reserves	Total reserves	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 447	$ 934	$ 1,381	$ 382	$ 925	$ 1,307
Provision for (release of provision for) losses on loans	298	(49)	249	76	39	115
Write-offs	(13)	-	(13)	(13)	-	(13)
Recoveries of previously written-off loans	-	-	-	2	-	2
Foreign currency transaction adjustments	(2)	2	-	(5)	(30)	(35)
Other adjustments*	11	-	11	5	-	5
Ending balance	**$ 741**	**$ 887**	**$ 1,628**	**$ 447**	**$ 934**	**$ 1,381**
Related recorded investment in loans evaluated for impairment**	$ 21,923	$ 20,520	$ 21,923	$ 20,226	$ 19,303	$ 20,226
Recorded investment in loans with specific reserves	$ 1,403			$ 923		

*Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.

**IFC individually evaluates all loans for impairment. Portfolio reserves are established for losses incurred, but not specifically identifiable, on loans for which no specific reserve is established.

Reserve for losses on guarantees and other receivables and provision for losses on guarantees and other receivables

Changes in the reserve against losses on guarantees for the three and nine months ended March 31, 2014 and 2013, and for the years ended June 30, 2013 and June 30, 2012, are summarized below (US$ millions):

	Three months ended March 31,		Nine months ended March 31,		Year ended June 30,	
	2014	2013	2014	2013	2013	2012
Beginning balance	$ 16	$ 19	$ 17	$ 21	$ 21	$ 24
(Release of) provision for losses on guarantees	(1)	(3)	(2)	(5)	(4)	(3)
Ending balance	**$ 15**	**$ 16**	**$ 15**	**$ 16**	**$ 17**	**$ 21**

Changes in the reserve against losses on other receivables for the three and nine months ended March 31, 2014 and 2013 and for the years ended June 30, 2013 and June 30, 2012, are summarized below (US$ millions):

	Three months ended March 31,		Nine months ended March 31,		Year ended June 30,	
	2014	2013	2014	2013	2013	2012
Beginning balance	$ 3	$ 4	$ 3	$ 5	$ 5	$ -
(Release of) provision for losses on other receivables	-	(1)	-	(2)	(2)	5
Ending balance	**$ 3**	**$ 3**	**$ 3**	**$ 3**	**$ 3**	**$ 5**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

Impaired loans

The average recorded investment during the nine months ended March 31, 2014, in loans at amortized cost that are impaired was $1,668 million ($1,352 million - year ended June 30, 2013). The recorded investment in loans at amortized cost that are impaired at March 31, 2014 was $1,680 million ($1,403 million - June 30, 2013).

Loans at amortized cost that are impaired with specific reserves are summarized by industry sector and geographic region as follows (US$ millions):

	March 31, 2014				
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Manufacturing, agribusiness and services					
Asia	$ 190	$ 196	$ 136	$ 189	$ -
Europe, Middle East and North Africa	502	511	333	506	3
Sub-Saharan Africa, Latin America and Caribbean	368	424	197	374	5
Other	15	15	14	15	-
Total manufacturing, agribusiness and services	1,075	1,146	680	1,084	8
Financial markets					
Asia	-	2	-	-	-
Europe, Middle East and North Africa	5	11	5	5	-
Sub-Saharan Africa, Latin America and Caribbean	11	36	9	11	1
Total financial markets	16	49	14	16	1
Infrastructure and natural resources					
Asia	80	80	42	70	2
Europe, Middle East and North Africa	156	156	19	153	4
Sub-Saharan Africa, Latin America and Caribbean	256	256	103	254	9
Other	97	97	54	91	-
Total infrastructure and natural resources	589	589	218	568	15
Total	**$ 1,680**	**$ 1,784**	**$ 912**	**$ 1,668**	**$ 24**

IFC had no impaired loans at March 31, 2014 with no specific reserves.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2013				
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Manufacturing, agribusiness and services					
Asia	$ 165	$ 171	$ 116	$ 162	$ 2
Europe, Middle East and North Africa	508	517	297	515	10
Sub-Saharan Africa, Latin America and Caribbean	398	460	189	333	13
Total manufacturing, agribusiness and services	1,071	1,148	602	1,010	25
Financial markets					
Asia	15	17	3	18	1
Europe, Middle East and North Africa	17	24	7	22	1
Sub-Saharan Africa, Latin America and Caribbean	7	32	7	7	1
Total financial markets	39	73	17	47	3
Infrastructure and natural resources					
Asia	72	72	35	72	-
Sub-Saharan Africa, Latin America and Caribbean	188	188	76	187	4
Other	33	33	11	36	2
Total infrastructure and natural resources	293	293	122	295	6
Total	**$ 1,403**	**$ 1,514**	**$ 741**	**$ 1,352**	**$ 34**

IFC had no impaired loans at June 30, 2013 with no specific reserves.

Nonaccruing loans

Loans on which the accrual of interest has been discontinued amounted to $1,504 million at March 31, 2014 ($1,272 million - June 30, 2013). The interest income on such loans for the three and nine months ended March 31, 2014 and 2013 is summarized as follows (US$ millions):

	Three months ended March 31,		Nine months ended March 31,	
	2014	2013	2014	2013
Interest income not recognized on nonaccruing loans	$ 32	$ 21	$ 83	$ 54
Interest income recognized on loans in nonaccrual status related to current and prior years, on a cash basis	6	9	17	19

The recorded investment in nonaccruing loans at amortized cost at March 31, 2014 and June 30, 2013 is summarized by industry sector and geographic region as follow (US$ millions):

	March 31, 2014			
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Total recorded investment in nonaccruing loans
Asia	$ 190	$ -	$ 80	$ 270
Europe, Middle East and North Africa	502	5	21	528
Sub-Saharan Africa, Latin America and Caribbean	397	-	132	529
Other	15	1	97	113
Total disbursed loans at amortized cost	**$ 1,104**	**$ 6**	**$ 330**	**$ 1,440**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2013			
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Total recorded investment in nonaccruing loans
Asia	$ 148	$ 15	$ 64	$ 227
Europe, Middle East and North Africa	460	4	-	464
Sub-Saharan Africa, Latin America and Caribbean	388	-	129	517
Total disbursed loans at amortized cost	**$ 996**	**$ 19**	**$ 193**	**$ 1,208**

Past due loans

An age analysis, based on contractual terms, of IFC's loans at amortized cost by industry sector and geographic region follows (US$ millions):

	March 31, 2014					
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Manufacturing, agribusiness and services						
Asia	$ -	$ 13	$ 170	$ 183	$ 1,680	$ 1,863
Europe, Middle East and North Africa	-	-	502	502	2,783	3,285
Sub-Saharan Africa, Latin America and Caribbean	37	2	311	350	2,070	2,420
Other	-	-	-	-	1,124	1,124
Total manufacturing, agribusiness and services	37	15	983	1,035	7,657	8,692
Financial markets						
Asia	-	-	-	-	1,921	1,921
Europe, Middle East and North Africa	-	-	5	5	2,220	2,225
Sub-Saharan Africa, Latin America and Caribbean	3	-	-	3	2,119	2,122
Other	-	-	1	1	313	314
Total financial markets	3	-	6	9	6,573	6,582
Infrastructure and natural resources						
Asia	20	-	52	72	1,788	1,860
Europe, Middle East and North Africa	40	-	21	61	2,230	2,291
Sub-Saharan Africa, Latin America and Caribbean	-	13	130	143	3,537	3,680
Other	-	-	-	-	413	413
Total infrastructure and natural resources	60	13	203	276	7,968	8,244
Total disbursed loans at amortized cost	**$ 100**	**$ 28**	**$ 1,192**	**$ 1,320**	**$ 22,198**	**$ 23,518**
Unamortized deferred loan origination fees, net and other						(136)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(42)
Recorded investment in loans at amortized cost						**$ 23,340**

At March 31, 2014, there are no loans 90 days or greater past due still accruing.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2013					
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Manufacturing, agribusiness and services						
Asia	$ -	$ -	$ 141	$ 141	$ 1,820	$ 1,961
Europe, Middle East and North Africa	10	-	399	409	2,803	3,212
Sub-Saharan Africa, Latin America and Caribbean	31	35	146	212	1,860	2,072
Other	-	-	-	-	1,017	1,017
Total manufacturing, agribusiness and services	41	35	686	762	7,500	8,262
Financial markets						
Asia	-	-	-	-	1,837	1,837
Europe, Middle East and North Africa	1	-	4	5	2,290	2,295
Sub-Saharan Africa, Latin America and Caribbean	-	-	-	-	1,946	1,946
Other	-	1	-	1	216	217
Total financial markets	1	1	4	6	6,289	6,295
Infrastructure and natural resources						
Asia	-	4	64	68	1,627	1,695
Europe, Middle East and North Africa	-	-	-	-	2,306	2,306
Sub-Saharan Africa, Latin America and Caribbean	-	-	130	130	2,996	3,126
Other	-	-	-	-	413	413
Total infrastructure and natural resources	-	4	194	198	7,342	7,540
Total disbursed loans at amortized cost	**$ 42**	**$ 40**	**$ 884**	**$ 966**	**$ 21,131**	**$ 22,097**
Unamortized deferred loan origination fees, net and other						(139)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(35)
Recorded investment in loans at amortized cost						**$ 21,923**

At June 30, 2013, there are no loans 90 days or greater past due still accruing.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

Loan Credit Quality Indicators

IFC utilizes a rating system to classify loans according to credit worthiness and risk. Each loan is categorized as very good, good, average, watch, substandard, doubtful or loss.

A description of each category (credit quality indicator), in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself, follows:

Credit quality indicator	Description
Very good	Excellent debt service capacity; superior management; market leader; very favorable operating environment; may also have strong collateral and/or guaranteed arrangements.
Good	Strong debt service capacity: good liquidity; stable performance, very strong management, high market share; minimal probability of financial deterioration.
Average	Satisfactory balance sheet ratios, average liquidity; good debt service capacity; good management; average size and market share.
Watch	Tight liquidity; financial performance below expectations; higher than average leverage ratio; week management in certain aspects; uncompetitive products and operations; unfavorable or unstable macroeconomic factors.
Substandard	Poor financial performance; difficulty servicing debt; inadequate net worth and debt service capacity; loan not fully secured: partial past due amounts of interest and/or principal; well-defined weaknesses may adversely impact collection but no loss of principal is expected.
Doubtful	Bad financial performance; serious liquidity and debt service capacity issues: large and increasing past due amounts: partial loss is very likely.
Loss	Close to or already in bankruptcy; serious regional geopolitical issues/conflicts; default and total loss highly likely.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

A summary of IFC's loans at amortized cost by credit quality indicator updated effective March 31, 2014 and June 30, 2013 respectively, as well as by industry sector and geographic region follows (US$ millions):

	March 31, 2014							
	Very good	Good	Average	Watch	Substandard	Doubtful	Loss	Total
Manufacturing, agribusiness and services								
Asia	$ -	$ 314	$ 693	$ 595	$ 51	$ 76	$ 134	$ 1,863
Europe, Middle East and North Africa	6	512	764	1,122	413	111	357	3,285
Sub-Saharan Africa, Latin America and Caribbean	43	241	955	647	192	198	144	2,420
Other	-	850	232	14	13	15	-	1,124
Total manufacturing, agribusiness and services	49	1,917	2,644	2,378	669	400	635	8,692
Financial markets								
Asia	-	900	756	235	30	-	-	1,921
Europe, Middle East and North Africa	-	573	904	647	79	17	5	2,225
Sub-Saharan Africa, Latin America and Caribbean	-	649	1,224	223	19	7	-	2,122
Other	-	90	1	223	-	-	-	314
Total financial markets	-	2,212	2,885	1,328	128	24	5	6,582
Infrastructure and natural resources								
Asia	-	325	630	707	118	19	61	1,860
Europe, Middle East and North Africa	-	213	518	1,363	175	22	-	2,291
Sub-Saharan Africa, Latin America and Caribbean	300	219	1,623	989	442	36	71	3,680
Other	-	31	31	80	174	97	-	413
Total infrastructure and natural resources	300	788	2,802	3,139	909	174	132	8,244
Total disbursed loans at amortized cost	**$ 349**	**$ 4,917**	**$ 8,331**	**$ 6,845**	**$ 1,706**	**$ 598**	**$ 772**	**$ 23,518**
Unamortized deferred loan origination fees, net and other								(136)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets								(42)
Recorded investment in loans at amortized cost								**$ 23,340**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE E – LOANS AND GUARANTEES (continued)

June 30, 2013	Very good	Good	Average	Watch	Substandard	Doubtful	Loss	Total
Manufacturing, agribusiness and services								
Asia	$ -	$ 420	$ 830	$ 440	$ 86	$ 51	$ 134	$ 1,961
Europe, Middle East and North Africa	9	369	986	994	400	86	368	3,212
Sub-Saharan Africa, Latin America and Caribbean Europe	25	184	998	344	208	248	65	2,072
Other	-	826	164	24	3	-	-	1,017
Total manufacturing, agribusiness and services	34	1,799	2,978	1,802	697	385	567	8,262
Financial markets								
Asia	41	713	813	242	12	16	-	1,837
Europe, Middle East and North Africa	-	530	1,280	289	165	27	4	2,295
Sub-Saharan Africa, Latin America and Caribbean	-	870	911	148	10	7	-	1,946
Other	-	-	1	216	-	-	-	217
Total financial markets	41	2,113	3,005	895	187	50	4	6,295
Infrastructure and natural resources								
Asia	-	291	589	664	79	8	64	1,695
Europe, Middle East and North Africa	-	245	825	924	290	22	-	2,306
Sub-Saharan Africa, Latin America and Caribbean	-	232	1,072	1,472	238	43	69	3,126
Other	-	35	49	123	206	-	-	413
Total infrastructure and natural resources	-	803	2,535	3,183	813	73	133	7,540
Total disbursed loans at amortized cost	**$ 75**	**$ 4,715**	**$ 8,518**	**$ 5,880**	**$ 1,697**	**$ 508**	**$ 704**	**$ 22,097**
Unamortized deferred loan origination fees, net and other								(139)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets								(35)
Recorded investment in loans at amortized cost								**$ 21,923**

Loan modifications during the three and nine months ended March 31, 2014 considered troubled debt restructurings were not significant. There were no loans that defaulted during the three and nine months ended March 31, 2014 that had been modified in a troubled debt restructuring within 12 months prior to the date of default.

Guarantees

IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at March 31, 2014 totaled $4,384 million ($4,933 million - June 30, 2013). Guarantees of $3,320 million that were outstanding (i.e., not called) at March 31, 2014 ($3,565 million - June 30, 2013), were not included in loans on IFC's condensed consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE F – DEBT SECURITIES

Income from debt securities and realized gains and losses on associated derivatives for the three and nine months ended March 31, 2014 and 2013 comprise the following (US$ millions):

	Three months ended March 31, 2014	Three months ended March 31, 2013	Nine months ended March 31, 2014	Nine months ended March 31, 2013
Interest income	$ 14	$ 14	$ 40	$ 44
Dividends	1	-	4	6
Realized gains on debt securities and associated derivatives	-	1	14	17
Other-than-temporary impairments	(1)	(5)	(9)	(42)
Total income from debt securities and realized gains and losses on associated derivatives	**$ 14**	**$ 10**	**$ 49**	**$ 25**

Debt securities accounted for as available-for-sale at March 31, 2014 and June 30, 2013 comprise (US$ millions):

	March 31, 2014				June 30, 2013			
	Amortized cost	Unrealized gains*	Unrealized losses	Fair value	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Corporate debt securities	$ 1,358	$ 33	$ (14)	$ 1,377	$ 1,381	$ 6	$ (17)	$ 1,370
Preferred shares	551	42	(1)	592	438	43	(10)	471
Asset-backed securities	84	-	(7)	77	67	-	-	67
Other debt securities	3	-	-	3	3	-	-	3
Total	**$ 1,996**	**$ 75**	**$ (22)**	**$ 2,049**	**$ 1,889**	**$ 49**	**$ (27)**	**$ 1,911**

* Net of foreign currency transaction losses.

Unrealized losses on debt securities accounted for as available-for-sale at March 31, 2014 are summarized below (US$ millions):

	Less than 12 months		12 months or greater		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$ 109	$ (5)	$ 95	$ (9)	$ 204	$ (14)
Preferred shares	-	-	3	(1)	3	(1)
Asset-backed securities	66	(7)	-	-	66	(7)
Total	**$ 175**	**$ (12)**	**$ 98**	**$ (10)**	**$ 273**	**$ (22)**

Unrealized losses on debt securities accounted for as available-for-sale at June 30, 2013 are summarized below (US$ millions):

	Less than 12 months		12 months or greater		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$ 224	$ (5)	$ 173	$ (12)	$ 397	$ (17)
Preferred shares	23	(2)	106	(8)	129	(10)
Total	**$ 247**	**$ (7)**	**$ 279**	**$ (20)**	**$ 526**	**$ (27)**

Corporate debt securities comprise investments in bonds and notes. Unrealized losses associated with corporate debt securities are primarily attributable to movements in the credit default swap spread curve applicable to the issuer. Based upon IFC's assessment of expected credit losses, IFC has determined that the issuer is expected to make all contractual principal and interest payments. Accordingly, IFC expects to recover the cost basis of these securities.

Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC's assessment of the expected credit losses, IFC expects to recover the cost basis of these securities.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE G – EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES

Income from equity investments and associated derivatives for the three and nine months ended March 31, 2014 and 2013 comprises the following (US$ millions):

	Three months ended March 31, 2014	Three months ended March 31, 2013	Nine months ended March 31, 2014	Nine months ended March 31, 2013
Gains on equity investments and associated derivatives, net	$ 381	$ 364	$ 888	$ 569
Dividends	47	41	179	159
Other-than-temporary impairments:				
Equity investments at cost less impairment	(20)	(35)	(73)	(115)
Equity investments available-for-sale	(59)	(61)	(129)	(125)
Total other-than-temporary impairments	(79)	(96)	(202)	(240)
Other, net	17	(1)	12	-
Total income from equity investments and associated derivatives	**$ 366**	**$ 308**	**$ 877**	**$ 488**

Gains on equity investments and associated derivatives includes realized gains and losses on equity investments and associated derivatives of $286 million for the three months ended March 31, 2014 ($281 million - three months ended March 31, 2013) and $864 million for the nine months ended March 31, 2014 ($542 million - nine months ended March 31, 2013).

Dividends include $6 million for the three months ended March 31, 2014 ($12 million - three months ended March 31, 2013) and $16 million for the nine months ended March 31, 2014 ($28 million - nine months ended March 31, 2013) of receipts received in freely convertible currency, net of cash disbursements, in respect of investments accounted for under the cost recovery method, for which cost has been fully recovered.

Equity investments include several private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. These investments cannot be redeemed. Instead distributions are received through the liquidation of the underlying assets of the funds. IFC estimates that the underlying assets of the funds will be liquidated over five to eight years. The fair values of all these funds have been determined using the net asset value of IFC's ownership interest in partners' capital and totaled $2,942 million as of March 31, 2014 ($2,687 million - June 30, 2013).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE H – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Designated retained earnings

The components of designated retained earnings and related expenditures are summarized below (US$ millions):

	Grants to IDA	Advisory services	Performance -based grants	SME Ventures for IDA countries	Global Infrastructure Project Development Fund	Total designated retained earnings
At June 30, 2011	**$ -**	**$ 217**	**$ 54**	**$ 34**	**$ 30**	**$ 335**
Year ended June 30, 2012						
Designations of retained earnings	330	69	-	-	-	399
Expenditures against designated retained earnings	(330)	(67)	(13)	(2)	-	(412)
At June 30, 2012	$ -	$ 219	$ 41	$ 32	$ 30	$ 322
Year ended June 30, 2013						
Designations of retained earnings	340	80	-	-	-	420
Expenditures against designated retained earnings	(340)	(100)	(10)	(4)	(10)	(464)
At June 30, 2013	$ -	$ 199	$ 31	$ 28	$ 20	$ 278
Nine months ended March 31, 2014						
Designations of retained earnings	251	-	-	-	-	251
Expenditures against designated retained earnings	(251)	(50)	(7)	(2)	(2)	(312)
At March 31, 2014	**$ -**	**$ 149**	**$ 24**	**$ 26**	**$ 18**	**$ 217**

On August 7, 2013, IFC's Board of Directors approved a designation of $251 million of IFC's retained earnings for grants to IDA. On October 11, 2013, IFC's Board of Governors noted with approval these designations. IFC recognizes designations of retained earnings for advisory services when IFC's Board of Directors approves them and recognizes designations of retained earnings for grants to IDA when they are noted with approval by IFC's Board of Governors. On January 15, 2014, IFC recognized expenditures against designations of retained earnings for grants to IDA of $251 million pursuant to signing of the grant agreement between IDA and IFC.

Accumulated other comprehensive income

The components of accumulated other comprehensive income at March 31, 2014 and June 30, 2013 are summarized as follows (US$ millions):

	March 31, 2014	June 30, 2013
Net unrealized gains on available-for-sale debt securities	$ 53	$ 22
Net unrealized gains on available-for-sale equity investments	1,845	1,835
Unrecognized net actuarial losses and unrecognized prior service costs on benefit plans	(709)	(736)
Total accumulated other comprehensive income	**$ 1,189**	**$ 1,121**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE I – NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net unrealized gains and losses on non-trading financial instruments accounted for at fair value for the three and nine months ended March 31, 2014 and 2013 comprises (US$ millions):

	Three months ended March 31,		Nine months ended March 31,	
	2014	2013	2014	2013
Unrealized gains and losses on loans, debt securities and associated derivatives:				
Unrealized gains on loans and associated derivatives	$ 47	$ 110	$ 98	$ 211
Unrealized (losses) gains on debt securities and associated derivatives	26	(3)	(5)	11
Total net unrealized gains on loans, debt securities and associated derivatives	73	107	93	222
Unrealized gains and losses on market borrowings and associated derivatives:				
Unrealized gains and losses on market borrowings accounted for at fair value:				
Credit spread component	(10)	(34)	29	10
Interest rate, foreign exchange and other components	28	47	22	37
Total unrealized gains on market borrowings	18	13	51	47
Unrealized losses on derivatives associated with market borrowings	(9)	(111)	(24)	(47)
Total net unrealized gains (losses) on market borrowings and associated derivatives	9	(98)	27	-
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	**$ 82**	**$ 9**	**$ 120**	**$ 222**

As discussed in Note A, "Summary of significant accounting and related policies", market borrowings with associated derivatives are accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to the different credit characteristics. The change in fair value reported in "Unrealized gains and losses on market borrowings and associated derivatives" includes the impact of changes in IFC's own credit spread. As credit spreads widen, unrealized gains are recorded and when such credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but they do not alter the timing of the cash flows on the market borrowings.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE J – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

As discussed in Note A, "Summary of significant accounting and related policies", IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under ASC Topic 815. Note A describes how and why IFC uses derivative instruments. The fair value of derivative instrument assets and liabilities by risk type at March 31, 2014 and June 30, 2013 is summarized as follows (US$ millions):

Condensed consolidated balance sheet location	March 31, 2014	June 30, 2013
Derivative assets		
Interest rate	$ 529	$ 684
Foreign exchange	59	124
Interest rate and currency	1,923	1,787
Equity and other	567	781
Total derivative assets	**$ 3,078**	**$ 3,376**
Derivative liabilities		
Interest rate	$ 339	$ 446
Foreign exchange	102	41
Interest rate and currency	1,834	1,823
Equity and other	9	-
Total derivative liabilities	**$ 2,284**	**$ 2,310**

The effect of derivative instrument contracts on the condensed consolidated income statement for the three and nine months ended March 31, 2014 and 2013 is summarized as follows (US$ millions):

Derivative risk category	Condensed consolidated income statement location	Three months ended March 31, 2014	Three months ended March 31, 2013	Nine months ended March 31, 2014	Nine months ended March 31, 2013
Interest rate	Income from loans, realized gains and losses on associated derivatives and guarantees	$ (6)	$ (20)	$ (25)	$ (38)
	Income from debt securities and realized gains and losses on associated derivatives	(1)	-	(2)	-
	Income from liquid asset trading activities	(18)	(94)	(79)	(220)
	Charges on borrowings	111	93	304	275
	Other income	-	7	1	8
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(33)	(89)	(49)	(80)
Foreign exchange	Income from equity investments and associated derivatives	(2)	11	3	15
	Income from liquid asset trading activities	(10)	(55)	(100)	(136)
	Foreign currency transaction gains and losses on non-trading activities	16	33	100	93
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	4	2	(2)	(4)
Interest rate and currency	Income from loans, realized gains and losses on associated derivatives and guarantees	(42)	(39)	(124)	(116)
	Income from debt securities and realized gains and losses on associated derivatives	(5)	(5)	(18)	(23)
	Income from liquid asset trading activities	(54)	88	(72)	133
	Charges on borrowings	199	230	469	686
	Other income	-	(8)	-	(7)
	Foreign currency transaction gains and losses on non-trading activities	349	(176)	(156)	(1,415)
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	59	51	110	198
Equity	Income from loans, realized gains and losses on associated derivatives and guarantees	-	(30)	-	(30)
	Income from equity investments and associated derivatives	1	105	70	122
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	20	12	16	10
Other derivative contracts	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	-	1	(1)	(2)
	Total	**$ 588**	**$ 117**	**$ 445**	**$ (531)**

The income related to each derivative risk category includes realized and unrealized gains and losses.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE J – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS (continued)

At March 31, 2014, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $65,480 million ($55,400 million at June 30, 2013), foreign exchange contracts was $11,939 million ($10,853 million at June 30, 2013) and interest rate and currency contracts was $32,487 million ($31,765 million at June 30, 2013). At March 31, 2014, there were 277 equity contracts related to IFC's loan and equity investment portfolio and 3 other derivative contracts recognized as derivatives assets or liabilities under ASC Topic 815 (263 equity risk and other contracts at June 30, 2013).

NOTE K – FAIR VALUE MEASUREMENTS

Many of IFC's financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the values which will ultimately be realized, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities, with the aim of realizing their contractual cash flows.

The estimated fair values reflect the interest rate environments as of March 31, 2014 and June 30, 2013. In different interest rate environments, the fair value of IFC's financial assets and liabilities could differ significantly, especially the fair value of certain fixed rate financial instruments. Reasonable comparability of fair values among financial institutions is not likely, because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standards introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.

IFC's financial instruments measured at fair value have been classified as Level 1, Level 2 or Level 3 based on the fair value hierarchy in ASC 820, as described in Note A.

i) Level 1 primarily consists of financial instruments whose values are based on unadjusted quoted market prices.
ii) Level 2 financial instruments are valued using models and other valuation methodologies and substantially all of the inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed.
iii) Level 3 consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing inputs that are non-observable. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement.

All of IFC's financial instruments in its liquid assets portfolio are managed according to an investment authority approved by the Board of Directors and investment guidelines approved by IFC's Corporate Risk Committee (CRC), a subcommittee of IFC's Management Team. Third party independent vendor prices are used to price the vast majority of the liquid assets. The vendor prices are evaluated by IFC's Treasury department and IFC's Integrated Risk department, maintains oversight for the pricing of liquid assets.

IFC's regional and industry departments are primarily responsible for fair valuing IFC's investment portfolio (equity investments, debt securities, loan investments and related derivatives). IFC's Portfolio Valuation Unit and Loss Provisioning Unit in the Accounting and Financial Operations department, provide oversight over the fair valuation process by monitoring and reviewing the fair values of IFC's investment portfolio. IFC's Valuation Oversight Subcommittee, which is a subcommittee of CRC, reviews significant valuation principles and the reasonableness of high exposure valuations quarterly.

IFC's borrowings are fair valued by the Quantitative Analysis Group in IFC's Treasury department under the oversight of the Integrated Risk department.

The methodologies used and key assumptions made to estimate fair values as of March 31, 2014, and June 30, 2013, are summarized below.

Liquid assets - The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are exchange traded futures, options, and US Treasuries. For exchange traded futures and options, exchange quoted prices are obtained and these are classified as Level 1 in accordance with ASC 820. Liquid assets valued using quoted market prices are also classified as Level 1. Securities valued using vendor prices for which there is evidence of high market trade activity may also be classified as Level 1. US Treasuries are valued using index prices and also classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC's evaluation of the vendor's pricing methodologies. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using yield-pricing approach or comparables model approach and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.

The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

Loans and debt securities - Loans and debt securities in IFC's investment portfolio that do not have available market prices are primarily valued using discounted cash flow approaches. All loans measured at fair value are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features are considered in determining the loans' fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. The valuation techniques and significant unobservable inputs for loans and debt securities classified as Level 3 as of March 31, 2014 and June 30, 2013 are presented below:

March 31, 2014

	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities - preferred shares	Discounted cash flows	$ 263	Discount rate	6.8 - 19.0	11.2
	Relative valuations	66	Valuation multiples*		
	Net asset value	110	Third party pricing		
	Recent transactions	204			
	Other techniques	35			
Total preferred shares		678			
Loans and other debt securities	Discounted cash flows	1,384	Credit default swap spreads	1.0 - 50.0	2.8
			Expected recovery rates	10.0 - 85.0	43.6
	Recent transactions	667			
	Other techniques	262			
Total loans and other debt securities		2,313			
Total		**$ 2,991**			

June 30, 2013

	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities - preferred shares	Discounted cash flows	$ 267	Discount rate	6.9 - 18.0	12.0
	Relative valuations	130	Valuation multiples*		
	Net asset value	148	Third party pricing		
	Recent transactions	33			
	Other techniques	7			
Total preferred shares		585			
Loans and other debt securities	Discounted cash flows	1,545	Credit default swap spreads	1.0 - 50.0	2.9
			Expected recovery rates	0.0 - 85.0	45.6
	Recent transactions	416			
	Other techniques	98			
Total loans and other debt securities		2,059			
Total		**$ 2,644**			

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

Borrowings - Fair values derived by using quoted prices in active markets are classified as Level 1. Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC's credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC's credit curve.

As of March 31, 2014 IFC had five inflation index linked structured borrowing issues classified as level 3 with a total fair value of $353 million. The significant unobservable inputs in the valuation of this structure are the correlations between and the weights of the constituents of the inflation index.

Derivative instruments - The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

The significant inputs used in valuing the various classes of derivative instruments classified as Level 2 and significant unobservable inputs for derivative instruments classified as Level 3 as of March 31, 2014 and June 30, 2013 are presented below:

Level 2 derivatives	Significant Inputs
Interest rate	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.

March 31, 2014

Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$ 77	Volatilities	12.1 - 46.1	31.0
	Variable strike price options	483	Contractual strike price*		
Borrowing related structured currency swap assets		5			
Borrowing related structured currency swap liabilities	Inflation index linked note, other	(83)	Inflation index weights and correlations		
Total		**$ 482**			

June 30, 2013

Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$ 38	Volatilities	1.0 - 70.6	21.5
	Variable strike price options	742	Contractual strike price*		
Borrowing related structured currency swap	Inflation index linked note, other	(25)	Inflation index weights and correlations		
Total		**$ 755**			

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

Equity investments - Equity investments valued using quoted prices in active markets are classified as Level 1. Equity investments classified as Level 2 were valued using quoted prices in inactive markets. The valuation techniques and significant unobservable inputs for equity investments classified as Level 3 as of March 31, 2014 and June 30, 2013 are presented below:

		March 31, 2014			
Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Banking and other financial institutions	Discounted cash flows	$ 717	Cost of equity	9.6 - 22.6	15.7
			Asset growth rate	(0.5) - 74.0	11.3
			Return on assets	(4.0) - 5.0	2.3
			Perpetual growth rate	3.0 - 11.0	4.8
	Relative valuations	215	Price/book value	1.0 - 2.0	1.2
	Listed price (adjusted)	156	Discount for lock-up	1.5 - 21.3	6.6
	Recent transactions	239			
	Other techniques	207			
Total banking and other financial institutions		1,534			
AMC funds	Net Asset Value	935			
Other funds	Net Asset Value	2,007	Third party pricing		
	Recent transactions	52			
Total funds		2,994			
Others	Discounted cash flows	383	Weighted average cost of capital	6.5 - 16.4	11.3
			Cost of equity	10.7 - 15.0	12.7
	Relative valuations	218	Valuation multiples*		
	Listed price (adjusted)	71	Discount for lock-up	0.7 - 16.0	8.3
	Recent transactions	205			
	Other techniques	101			
Total others		978			
Total		**$ 5,506**			

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

		June 30, 2013			
Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Banking and other financial institutions	Discounted cash flows	$ 674	Cost of equity	9.2 - 22.1	15.0
			Asset growth rate	(5.9) - 170.0	9.7
			Return on assets	(14.2) - 6.2	2.2
			Perpetual growth rate	2.5 - 11.0	5.0
	Relative valuations	261	Price/book value	1.0 - 1.3	1.3
	Listed price (adjusted)	203	Discount for lock-up	8.1 - 30.0	11.2
	Recent transactions	271			
	Other techniques	96			
Total banking and other financial institutions		1,505			
AMC funds	Net Asset Value	886			
	Recent transactions	2			
Other funds	Net Asset Value	1,801	Third party pricing		
	Recent transactions	42			
Total funds		2,731			
Others	Discounted cash flows	318	Weighted average cost of capital	6.7 - 16.7	11.8
			Cost of equity	8.7 - 19.1	13.1
	Relative valuations	174	Valuation multiples*		
	Listed price (adjusted)	29	Discount for lock-up	2.1 - 24.0	11.0
	Recent transactions	156			
	Other techniques	138			
Total others		815			
Total		**$ 5,051**			

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

Fair value of assets and liabilities

Estimated fair values of IFC's financial assets and liabilities and off-balance sheet financial instruments at March 31, 2014 and June 30, 2013 are summarized below (US$ millions).

	March 31, 2014		June 30, 2013	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements	$ 41,774	$ 41,774	$ 37,191	$ 37,191
Investments:				
Loans at amortized cost, net of reserves against losses	21,564	23,209	20,295	21,801
Loans held for sale at lower of amortized cost or fair value	35	83	43	84
Loans accounted for at fair value under the Fair Value Option	637	637	493	493
Total loans	22,236	23,929	20,831	22,378
Equity investments at cost less impairment	3,082	4,664	3,119	4,733
Equity investments accounted for at fair value as available-for-sale	4,461	4,461	4,230	4,230
Equity investments accounted for at fair value	4,885	4,885	4,346	4,346
Total equity investments	12,428	14,010	11,695	13,309
Debt securities accounted for at fair value as available-for-sale	2,049	2,049	1,911	1,911
Debt securities accounted for at fair value under the Fair Value Option	305	305	240	240
Total debt securities	2,354	2,354	2,151	2,151
Total investments	37,018	40,293	34,677	37,838
Derivative assets:				
Borrowings-related	1,431	1,431	1,503	1,503
Liquid asset portfolio-related and other	330	330	376	376
Investment-related	1,210	1,210	1,378	1,378
Client risk management-related	107	107	119	119
Total derivative assets	3,078	3,078	3,376	3,376
Other investment-related financial assets	2	143	5	120
Financial liabilities				
Securities sold under repurchase agreements and payable for cash collateral received	$ 5,302	$ 5,302	$ 5,736	$ 5,736
Market, IBRD and other borrowings outstanding	51,143	51,135	44,869	44,863
Derivative liabilities:				
Borrowings-related	1,704	1,704	1,823	1,823
Liquid asset portfolio-related and other	199	199	210	210
Investment-related	269	269	157	157
Client risk management-related	112	112	120	120
Total derivative liabilities	2,284	2,284	2,310	2,310

Other investment-related financial assets comprise standalone options and warrants that do not meet the definition of a derivative.

The fair value of loan commitments amounted to $22 million at March 31, 2014 ($24 million - June 30, 2013). Fair values of loan commitments are based on present value of loan commitment fees.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

Fair value hierarchy

The following tables provide information as of March 31, 2014 and June 30, 2013, about IFC's financial assets and financial liabilities measured at fair value on a recurring basis. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	March 31, 2014			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Money market funds and treasury securities	$ 5,505	$ -	$ -	$ 5,505
Government obligations*	6,682	1,341	-	8,023
Bonds*	7,856	237	-	8,093
Asset-backed securities*	-	6,542	5	6,547
Mortgage-backed securities*	48	4,803	3	4,854
Collateralized loan and debt obligations	-	10	20	30
Total trading securities	20,091**	12,933	28	33,052
Loans (outstanding principal balance $619)	-	-	637	637
Equity investments:				
Banking and other financial institutions	2,055	65	1,534	3,654
Funds	-	-	2,994	2,994
Others	1,719	1	978	2,698
Total equity investments	3,774	66	5,506	9,346
Debt securities:				
Corporate debt securities	-	-	1,578	1,578
Preferred shares	-	-	678	678
Asset-backed securities	-	-	95	95
Other debt securities	-	-	3	3
Total debt securities	-	-	2,354	2,354
Derivative assets:				
Interest rate	-	529	-	529
Foreign exchange	-	59	-	59
Interest rate and currency	-	1,918	5	1,923
Equity and other	-	-	567	567
Total derivative assets	-	2,506	572	3,078
Total assets at fair value	**$ 23,865**	**$ 15,505**	**$ 9,097**	**$ 48,467**
Borrowings:				
Structured bonds	$ -	$ 3,290	$ 348	$ 3,638
Unstructured bonds	32,962	12,725	5	45,692
Total borrowings (outstanding principal balance $49,644***)	32,962	16,015	353	49,330
Derivative liabilities:				
Interest rate	-	339	-	339
Foreign exchange	-	102	-	102
Interest rate and currency	-	1,751	83	1,834
Equity and other	-	-	9	9
Total derivative liabilities	-	2,192	92	2,284
Total liabilities at fair value	**$ 32,962**	**$ 18,207**	**$ 445**	**$ 51,614**

* Government obligations include foreign government obligations and government guaranteed obligations; Bonds include corporate, supranational, municipal, agency and foreign agency bonds; Asset-backed securities include foreign asset-backed securities; and mortgage-backed securities include commercial, agency residential, non-agency residential, and foreign mortgage-backed securities.

** includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $636 million at March 31, 2014.

*** includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $2,102 million, with a fair value of $1,652 million as of March 31, 2014.

Note: For the nine months ended March 31, 2014: trading securities with a fair value of $0 transferred from level 2 to level 1 due to indications of improved market activity; and trading securities with a fair value of $466 million were transferred from level 1 to level 2 due to decrease in market activity. Equity investments with fair value of $19 million transferred from level 1 to level 2 and $67 million from level 2 to level 1 due to decrease/increase in market activities. Bonds issued by IFC with a fair value of $2,325 million transferred from level 2 to level 1 due to change in information quality.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	June 30, 2013			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Money market funds and treasury securities	$ 6,866	$ -	$ -	$ 6,866
Government obligations*	6,927	55	-	6,982
Bonds*	7,024	28	-	7,052
Asset-backed securities*	-	5,892	5	5,897
Mortgage-backed securities*	203	3,256	34	3,493
Collateralized loan and debt obligations*	-	13	46	59
Total trading securities	21,020**	9,244	85	30,349
Loans (outstanding principal balance $474)	-	-	493	493
Equity investments:				
Banking and other financial institutions	1,898	91	1,505	3,494
Funds	-	-	2,731	2,731
Others	1,490	46	815	2,351
Total equity investments	3,388	137	5,051	8,576
Debt securities:				
Corporate debt securities	-	-	1,474	1,474
Preferred shares	-	-	585	585
Asset-backed securities	-	-	87	87
Other debt securities	-	-	5	5
Total debt securities	-	-	2,151	2,151
Derivative assets:				
Interest rate	-	684	-	684
Foreign exchange	-	124	-	124
Interest rate and currency	-	1,787	-	1,787
Equity and other	-	-	781	781
Total derivative assets	-	2,595	781	3,376
Total assets at fair value	**$ 24,408**	**$ 11,976**	**$ 8,561**	**$ 44,945**
Borrowings:				
Structured bonds	$ -	$ 3,606	$ 391	$ 3,997
Unstructured bonds	24,798	14,129	-	38,927
Total borrowings (outstanding principal balance $43,245***)	24,798	17,735	391	42,924
Derivative liabilities:				
Interest rate	-	446	-	446
Foreign exchange	-	41	-	41
Interest rate and currency	-	1,797	26	1,823
Total derivative liabilities	-	2,284	26	2,310
Total liabilities at fair value	**$ 24,798**	**$ 20,019**	**$ 417**	**$ 45,234**

* Government obligations include foreign government obligations and government guaranteed obligations; Bonds include corporate, supranational, municipal, agency and foreign agency bonds; Asset-backed securities include foreign asset-backed securities; and mortgage-backed securities include commercial, agency residential, non-agency residential, and foreign mortgage-backed securities.

** includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $768 million at June 30, 2013.

*** includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $2,386 million, with a fair value of $1,925 million as of June 30, 2013.

Note: For the year ended June 30, 2013: trading securities with a fair value of $180 million transferred from level 2 to level 1 due to indications of improved market activity; and trading securities with a fair value of $1 million were transferred from level 1 to level 2 due to decrease in market activity. Equity investments with fair value of $72 million transferred from level 1 to level 2 and $49 million from level 2 to level 1 due to decrease/increase in market activities. Bonds issued by IFC with a fair value of $1,090 million transferred from level 1 to level 2 due to change in information quality.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

The following tables present the changes in the carrying value of IFC's Level 3 financial assets and financial liabilities for the three and nine months ended March 31, 2014 and 2013 (US$ millions). IFC's policy is to recognize transfers in and transfers out at the beginning of the reporting period.

	Three months ended March 31, 2014							
		Net gains and losses (realized and unrealized) included in						
	Balance as of January 1, 2014	Net income	Other comprehensive income	Purchases, issuances, sales, settlements and Others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of March 31, 2014	Net unrealized gains and losses included in net income related to assets and liabilities held at period end
Trading securities:								
Asset-backed securities	$ 5	$ -	$ -	$ -	$ -	$ -	$ 5	$ -
Mortgage-backed securities	1	-	-	2	-	-	3	-
Collateralized loan and debt obligations*	21	-	-	(1)	-	-	20	-
Total trading securities	27	-	-	1	-	-	28	-
Loans	563	(7)	-	81	-	-	637	(6)
Equity investments:								
Banking and other financial institutions	1,806	42	(8)	(81)	-	(225)	1,534	32
Funds	2,863	68	-	63	-	-	2,994	56
Others	863	43	5	35	35	(3)	978	38
Total equity investments	5,532	153	(3)	17	35	(228)	5,506	126
Debt securities:								
Corporate debt securities	1,512	9	27	30	-	-	1,578	13
Preferred shares	659	5	(2)	16	-	-	678	6
Asset-backed securities	79	-	-	16	-	-	95	-
Other debt securities	3	-	-	-	-	-	3	-
Total debt securities	2,253	14	25	62	-	-	2,354	19
Derivative assets:								
Interest rate and currency	8	(4)	-	(1)	2	-	5	(4)
Equity and other	538	16	-	13	-	-	567	14
Total derivative assets	546	12	-	12	2	-	572	10
Total assets at fair value	**$ 8,921**	**$ 172**	**$ 22**	**$ 173**	**$ 37**	**$ (228)**	**$ 9,097**	**$ 149**
Borrowings:								
Structured bonds	$ (404)	$ 56	$ -	$ -	$ -	$ -	$ (348)	$ 56
Unstructured bonds	-	-	-	-	(5)	-	(5)	-
Total borrowings	(404)	56	-	-	(5)	-	(353)	56
Derivative liabilities:								
Interest rate and currency	(18)	(49)	-	(5)	(11)	-	(83)	(56)
Equity and other	(12)	6	-	(3)	-	-	(9)	6
Total derivative liabilities	(30)	(43)	-	(8)	(11)	-	(92)	(50)
Total liabilities at fair value	**$ (434)**	**$ 13**	**$ -**	**$ (8)**	**$ (16)**	**$ -**	**$ (445)**	**$ 6**

(*) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of March 31, 2014.
(**)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of January 1, 2014 beginning balance as of March 31, 2014.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Nine months ended March 31, 2014							
		Net gains and losses (realized and unrealized) included in						
	Balance as of July 1, 2013	Net income	Other comprehensive income	Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of March 31, 2014	Net unrealized gains and losses included in net income related to assets and liabilities held at period end
Trading securities:								
Asset-backed securities	$ 5	$ -	$ -	$ -	$ -	$ -	$ 5	$ -
Mortgage-backed securities	34	-	-	3	-	(34)	3	-
Collateralized loan and debt obligations	46	3	-	(22)	-	(7)	20	2
Total trading securities	85	3	-	(19)	-	(41)	28	2
Loans	493	1	-	143	-	-	637	-
Equity investments:								
Banking and other financial institutions	1,505	74	(16)	81	167	(277)	1,534	93
Funds	2,731	133	-	130	-	-	2,994	84
Others	815	47	5	92	38	(19)	978	38
Total equity investments	5,051	254	(11)	303	205	(296)	5,506	215
Debt securities:								
Corporate debt securities	1,474	5	32	67	-	-	1,578	13
Preferred shares	585	(7)	(6)	106	-	-	678	(14)
Asset-backed securities	87	-	(6)	14	-	-	95	-
Other debt securities	5	(2)	-	-	-	-	3	(2)
Total debt securities	2,151	(4)	20	187	-	-	2,354	(3)
Derivative assets:								
Interest rate and currency	-	(4)	-	1	8	-	5	-
Equity and other	781	91	-	(305)	-	-	567	80
Total derivative assets	781	87	-	(304)	8	-	572	80
Total assets at fair value	**$ 8,561**	**$ 341**	**$ 9**	**$ 310**	**$ 213**	**$ (337)**	**$ 9,097**	**$ 294**
Borrowings:								
Structured bonds	$ (391)	$ 43	$ -	$ -	$ -	$ -	$ (348)	$ (43)
Unstructured bonds	-	-	-	-	(5)	-	(5)	-
Total borrowings	(391)	43	-	-	(5)	-	(353)	(43)
Derivative liabilities:								
Interest rate and currency	(26)	(39)	-	(7)	(11)	-	(83)	(47)
Equity and other	-	(6)	-	(3)	-	-	(9)	(6)
Total derivative liabilities	(26)	(45)	-	(10)	(11)	-	(92)	(53)
Total liabilities at fair value	**$ (417)**	**$ (2)**	**$ -**	**$ (10)**	**$ (16)**	**$ -**	**$ (445)**	**$ (96)**

(*) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of March 31, 2014.
(**)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2013 beginning balance as of March 31, 2014.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Three months ended March 31, 2013							
		Net gains and losses (realized and unrealized) included in						
	Balance as of January 1, 2013	Net income	Other comprehensive income	Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of March 31, 2013	Net unrealized gains and losses included in net income related to assets and liabilities held at period end
Trading securities:								
Asset-backed securities	$ 5	$ -	$ -	$ -	$ -	$ -	$ 5	$ -
Mortgage-backed securities	43	22	-	(25)	-	-	40	2
Collateralized loan and debt obligations	82	6	-	(29)	-	-	59	6
Total trading securities	130	28	-	(54)	-	-	104	8
Loans	707	(3)	-	(209)	-	-	495	14
Equity investments:								
Banking and other financial institutions	1,319	3	70	153	-	(89)	1,456	12
Funds	2,452	28	-	132	-	-	2,612	2
Others	755	-	10	118	-	(7)	876	(2)
Total equity investments	4,526	31	80	403	-	(96)	4,944	12
Debt securities:								
Corporate debt securities	1,436	7	22	(59)	-	-	1,406	2
Preferred shares	651	(10)	(6)	(35)	-	-	600	(4)
Asset-backed securities	24	-	(1)	-	-	-	23	-
Other debt securities	7	(2)	1	-	-	-	6	(2)
Total debt securities	2,118	(5)	16	(94)	-	-	2,035	(4)
Derivative assets:								
Equity and other	432	114	-	(30)	-	-	516	101
Total derivative assets	432	114	-	(30)	-	-	516	101
Total assets at fair value	**$ 7,913**	**$ 165**	**$ 96**	**$ 16**	**$ -**	**$ (96)**	**$ 8,094**	**$ 131**
Borrowings:								
Structured bonds	$ (353)	$ -	$ -	$ (17)	$ -	$ -	$ (370)	$ -
Total borrowings	(353)	-	-	(17)	-	-	(370)	-
Derivative liabilities:								
Interest rate and currency	(36)	(7)	-	(1)	-	-	(44)	(7)
Total derivative liabilities	(36)	(7)	-	(1)	-	-	(44)	(7)
Total liabilities at fair value	**$ (389)**	**$ (7)**	**$ -**	**$ (18)**	**$ -**	**$ -**	**$ (414)**	**$ (7)**

(*) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of March 31, 2013.

(**)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of January 1, 2013 beginning balance as of March 31, 2013.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Nine months ended March 31, 2013							
		Net gains and losses (realized and unrealized) included in						
	Balance as of July 1, 2012	Net income	Other comprehensive income	Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of March 31, 2013	Net unrealized gains and losses included in net income related to assets and liabilities held at period end
Trading securities:								
Asset-backed securities	$ 10	$ -	$ -	$ -	$ -	$ (5)	$ 5	$ -
Mortgage-backed securities	46	19	-	(25)	-	-	40	12
Collateralized loan and debt obligations	94	19	-	(54)	-	-	59	18
Total trading securities	150	38	-	(79)	-	(5)	104	30
Loans	591	45	-	(141)	-	-	495	45
Equity investments:								
Banking and other financial institutions	1,008	27	121	365	58	(123)	1,456	36
Funds	2,284	59	-	269	-	-	2,612	(83)
Others	661	(11)	7	252	-	(33)	876	(12)
Total equity investments	3,953	75	128	886	58	(156)	4,944	(59)
Debt securities:								
Corporate debt securities	1,495	(8)	59	(140)	-	-	1,406	(15)
Preferred shares	657	(23)	4	(38)	-	-	600	(34)
Asset-backed securities	7	-	-	16	-	-	23	-
Other debt securities	9	(4)	1	-	-	-	6	(4)
Total debt securities	2,168	(35)	64	(162)	-	-	2,035	(53)
Derivative assets:								
Equity and other	420	127	-	(31)	-	-	516	113
Total derivative assets	420	127	-	(31)	-	-	516	113
Total assets at fair value	**$ 7,282**	**$ 250**	**$ 192**	**$ 473**	**$ 58**	**$ (161)**	**$ 8,094**	**$ 76**
Borrowings:								
Structured bonds	$ -	$ 80	$ -	$ (450)	$ -	$ -	$ (370)	$ 80
Total borrowings	-	80	-	(450)	-	-	(370)	80
Derivative liabilities:								
Interest rate and currency	-	(52)	-	8	-	-	(44)	(52)
Total derivative liabilities	-	(52)	-	8	-	-	(44)	(52)
Total liabilities at fair value	**$ -**	**$ 28**	**$ -**	**$ (442)**	**$ -**	**$ -**	**$ (414)**	**$ 28**

(*) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of March 31, 2013.
(**)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2012 beginning balance as of March 31, 2013.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

The following tables present gross purchases, sales, issuances and settlements related to the changes in the carrying value of IFC's Level 3 financial assets and financial liabilities for the three and nine months ended March 31, 2014 and 2013 (US$ millions).

	Three months ended March 31, 2014				
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:					
Mortgage-backed securities	$ 3	$ -	$ -	$ (1)	$ 2
Collateralized loan and debt obligations	-	-	-	(1)	(1)
Total trading securities	3	-	-	(2)	1
Loans	-	-	92	(11)	81
Equity investments:					
Banking and other financial institutions	3	(96)	-	12	(81)
Funds	139	(76)	-	-	63
Others	48	(18)	-	5	35
Total equity investments	190	(190)	-	17	17
Debt securities:					
Corporate debt securities	109	-	-	(79)	30
Preferred shares	14	(1)	-	3	16
Asset-backed securities	16	-	-	-	16
Total debt securities	139	(1)	-	(76)	62
Derivative assets:					
Interest rate and currency	-	-	-	(1)	(1)
Equity and other	-	-	-	13	13
Total derivative assets	-	-	-	12	12
Total assets at fair value	**$ 332**	**$ (191)**	**$ 92**	**$ (60)**	**$ 173**
Derivative liabilities:					
Interest rate and currency	-	-	-	(5)	(5)
Equity and other	-	-	-	(3)	(3)
Total derivative liabilities	-	-	-	(8)	(8)
Total liabilities at fair value	**$ -**	**$ -**	**$ -**	**$ (8)**	**$ (8)**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Nine months ended March 31, 2014				
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:					
Mortgage-backed securities	$ 3	$ -	$ -	$ -	$ 3
Collateralized loan and debt obligations	-	-	-	(22)	(22)
Total trading securities	3	-	-	(22)	(19)
Loans	-	-	165	(22)	143
Equity investments:					
Banking and other financial institutions	99	(105)	-	87	81
Funds	321	(191)	-	-	130
Others	123	(32)	-	1	92
Total equity investments	543	(328)	-	88	303
Debt securities:					
Corporate debt securities	244	-	-	(177)	67
Preferred shares	149	(6)	-	(37)	106
Asset-backed securities	16	-	-	(2)	14
Total debt securities	409	(6)	-	(216)	187
Derivative assets:					
Interest rate and currency	-	-	-	1	1
Equity and other	-	-	-	(305)	(305)
Total derivative assets	-	-	-	(304)	(304)
Total assets at fair value	**$ 955**	**$ (334)**	**$ 165**	**$ (476)**	**$ 310**
Derivative liabilities:					
Interest rate and currency	-	-	-	(7)	(7)
Equity and other	-	-	-	(3)	(3)
Total derivative liabilities	-	-	-	(10)	(10)
Total liabilities at fair value	**$ -**	**$ -**	**$ -**	**$ (10)**	**$ (10)**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Three months ended March 31, 2013				
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:					
Mortgage-backed securities	$ -	$ -	$ -	$ (25)	$ (25)
Collateralized loan and debt obligations	-	-	-	(29)	(29)
Total trading securities	-	-	-	(54)	(54)
Loans	-	-	20	(229)	(209)
Equity investments:					
Banking and other financial institutions	8	(9)	-	154	153
Funds	196	(67)	-	3	132
Others	50	(13)	-	81	118
Total equity investments	254	(89)	-	238	403
Debt securities:					
Corporate debt securities	33	-	-	(92)	(59)
Preferred shares	10	(13)	-	(32)	(35)
Total debt securities	43	(13)	-	(124)	(94)
Derivative assets:					
Equity and other	-	(30)	-	-	(30)
Total derivative assets	-	(30)	-	-	(30)
Total assets at fair value	**$ 297**	**$ (132)**	**$ 20**	**$ (169)**	**$ 16**
Borrowings:					
Structured bonds	$ -	$ -	$ (17)	$ -	$ (17)
Total borrowings	-	-	(17)	-	(17)
Derivative liabilities:					
Interest rate and currency	(1)	-	-	-	(1)
Total derivative liabilities	(1)	-	-	-	(1)
Total liabilities at fair value	**$ (1)**	**$ -**	**$ (17)**	**$ -**	**$ (18)**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

	Nine months ended March 31, 2013				
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:					
Mortgage-backed securities	$ -	$ -	$ -	$ (25)	$ (25)
Collateralized loan and debt obligations	-	-	-	(54)	(54)
Total trading securities	-	-	-	(79)	(79)
Loans	-	-	120	(261)	(141)
Equity investments:					
Banking and other financial institutions	198	(9)	-	176	365
Funds	486	(236)	-	19	269
Others	173	(13)	-	92	252
Total equity investments	857	(258)	-	287	886
Debt securities:					
Corporate debt securities	216	-	-	(356)	(140)
Preferred shares	50	(35)	-	(53)	(38)
Asset-backed securities	20	-	-	(4)	16
Total debt securities	286	(35)	-	(413)	(162)
Derivative assets:					
Equity and other	5	(36)	-	-	(31)
Total derivative assets	5	(36)	-	-	(31)
Total assets at fair value	**$ 1,148**	**$ (329)**	**$ 120**	**$ (466)**	**$ 473**
Borrowings:					
Structured bonds	$ -	$ -	$ (450)	$ -	$ (450)
Total borrowings	-	-	(450)	-	(450)
Derivative liabilities:					
Interest rate and currency	8	-	-	-	8
Total derivative liabilities	8	-	-	-	8
Total liabilities at fair value	**$ 8**	**$ -**	**$ (450)**	**$ -**	**$ (442)**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – FAIR VALUE MEASUREMENTS (continued)

Gains and losses (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the condensed consolidated income statement in income from liquid asset trading activities, income from loans, realized gains and losses on associated derivatives and guarantees, income from equity investments and associated derivatives, income from debt securities and realized gains and losses from associated derivatives and net unrealized gains and losses on non-trading financial instruments accounted for at fair value.

As of March 31, 2014, equity investments, accounted for at cost less impairment, with a carrying amount of $634 million were written down to their fair value of $561 million ($809 million and $694 million - March 31, 2013), resulting in a loss of $73 million, which was included in income from equity investments and associated derivatives in the condensed consolidated income statement during the nine months ended March 31, 2014 (loss of $115 million - nine months ended March 31, 2013). The amount of the write-down(s) was based on a Level 3 measure of fair value.

NOTE L – SEGMENT REPORTING

For management purposes, IFC's business comprises three segments: investment services, treasury services and advisory services. The investment services segment consists primarily of lending and investing in debt and equity securities. The investment services segment also includes AMC, which is not separately disclosed due to its immaterial impact. Further information about the impact of AMC on IFC's consolidated balance sheets and income statements can be found in Note B. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Advisory services provide consultation services to governments and the private sector. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of investment services is allocated from the treasury segment to the investment services segment.

The performance of investment services, treasury services and advisory services is assessed by senior management on the basis of net income for each segment, return on assets, and return on capital employed. Advisory services are primarily assessed based on the level and adequacy of its funding sources (See Note N). IFC's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

An analysis of IFC's major components of income and expense by business segment for the three and nine months ended March 31, 2014 and 2013, is provided below (US$ millions):

	Three months ended March 31, 2014			
	Investment services	Treasury services	Advisory services	Total
Income from loans, realized gains and losses on associated derivatives and guarantees	$ 254	$ -	$ -	$ 254
Provision for losses on loans, guarantees and other receivables	(48)	-	-	(48)
Income from equity investments and associated derivatives	366	-	-	366
Income from debt securities and realized gains and losses on associated derivatives	14	-	-	14
Income from liquid asset trading activities	-	176	-	176
Charges on borrowings	(42)	(11)	-	(53)
Advisory services income	-	-	60	60
Other income	52	-	-	52
Administrative expenses	(212)	(6)	(14)	(232)
Advisory services expenses	-	-	(75)	(75)
Expense from pension and other postretirement benefit plans	(26)	(2)	(15)	(43)
Other expenses	(10)	-	-	(10)
Foreign currency transaction gains and losses on non-trading activities	(84)	-	-	(84)
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	**264**	**157**	**(44)**	**377**
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	73	9	-	82
Income (loss) before grants to IDA	**337**	**166**	**(44)**	**459**
Grants to IDA	(251)	-	-	(251)
Net income (loss)	**86**	**166**	**(44)**	**208**
Less: Net gains attributable to non-controlling interests	3	-	-	3
Net income (loss) attributable to IFC	**$ 89**	**$ 166**	**$ (44)**	**$ 211**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE L – SEGMENT REPORTING (continued)

	Nine months ended March 31, 2014			
	Investment services	Treasury services	Advisory services	Total
Income from loans, realized gains and losses on associated derivatives and guarantees	$ 789	$ -	$ -	$ 789
Provision for losses on loans, guarantees and other receivables	(112)	-	-	(112)
Income from equity investments and associated derivatives	877	-	-	877
Income from debt securities and realized gains and losses on associated derivatives	49	-	-	49
Income from liquid asset trading activities	-	420	-	420
Charges on borrowings	(62)	(79)	-	(141)
Advisory services income	-	-	167	167
Other income	141	-	-	141
Administrative expenses	(619)	(16)	(42)	(677)
Advisory services expenses	-	-	(224)	(224)
Expense from pension and other postretirement benefit plans	(87)	(5)	(37)	(129)
Other expenses	(25)	-	-	(25)
Foreign currency transaction gains and losses on non-trading activities	(61)	-	-	(61)
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	**890**	**320**	**(136)**	**1,074**
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	93	27	-	120
Income (loss) before grants to IDA	**983**	**347**	**(136)**	**1,194**
Grants to IDA	(251)	-	-	(251)
Net income (loss)	**732**	**347**	**(136)**	**943**
Less: Net gains attributable to non-controlling interests	(6)	-	-	(6)
Net income (loss) attributable to IFC	**$ 726**	**$ 347**	**$ (136)**	**$ 937**

	Three months ended March 31, 2013			
	Investment services	Treasury services	Advisory services	Total
Income from loans, realized gains and losses on associated derivatives and guarantees	$ 216	$ -	$ -	$ 216
Provision for losses on loans, guarantees and other receivables	(137)	-	-	(137)
Income from equity investments and associated derivatives	308	-	-	308
Income from debt securities and realized gains and losses on associated derivatives	10	-	-	10
Income from liquid asset trading activities	-	155	-	155
Charges on borrowings	(24)	(25)	-	(49)
Advisory services income	-	-	53	53
Other income	45	-	-	45
Administrative expenses	(195)	(5)	(11)	(211)
Advisory services expenses	-	-	(79)	(79)
Expense from pension and other postretirement benefit plans	(29)	(1)	(13)	(43)
Other expenses	(6)	-	-	(6)
Foreign currency transaction gains and losses on non-trading activities	(16)	-	-	(16)
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	**172**	**124**	**(50)**	**246**
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	107	(98)	-	9
Income (loss) before grants to IDA	**279**	**26**	**(50)**	**255**
Grants to IDA	(340)	-	-	(340)
Net income (loss) attributable to IFC	**$ (61)**	**$ 26**	**$ (50)**	**$ (85)**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE L – SEGMENT REPORTING (continued)

	Nine months ended March 31, 2013			
	Investment services	Treasury services	Advisory services	Total
Income from loans, realized gains and losses on associated derivatives and guarantees	$ 739	$ -	$ -	$ 739
Provision for losses on loans, guarantees and other receivables	(154)	-	-	(154)
Income from equity investments and associated derivatives	488	-	-	488
Income from debt securities and realized gains and losses on associated derivatives	25	-	-	25
Income from liquid asset trading activities	-	541	-	541
Charges on borrowings	(88)	(88)	-	(176)
Advisory services income	-	-	151	151
Other income	130	-	-	130
Administrative expenses	(572)	(15)	(41)	(628)
Advisory services expenses	-	-	(225)	(225)
Expense from pension and other postretirement benefit plans	(89)	(4)	(37)	(130)
Other expenses	(23)	-	-	(23)
Foreign currency transaction gains and losses on non-trading activities	(1)	-	-	(1)
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	**455**	**434**	**(152)**	**737**
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	222	-	-	222
Income (loss) before grants to IDA	**677**	**434**	**(152)**	**959**
Grants to IDA	(340)	-	-	(340)
Net income (loss)	**337**	**434**	**(152)**	**619**
Less: Net (gains) losses attributable to non-controlling interests	2	-	-	2
Net income (loss) attributable to IFC	**$ 339**	**$ 434**	**$ (152)**	**$ 621**

NOTE M – VARIABLE INTEREST ENTITIES

Significant variable interests

IFC has identified 156 investments in VIEs which are not consolidated by IFC but in which it is deemed to hold significant variable interests at March 31, 2014 (139 investments - June 30, 2013).

The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not absorb the majority of funds' expected losses or expected residual returns and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC's involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements. IFC's interests in these VIEs are recorded on IFC's condensed consolidated balance sheet primarily in equity investments, loans, debt securities, and other liabilities, as appropriate.

Based on the most recent available data of these VIEs, the balance sheet size, including committed funding, in which IFC is deemed to hold significant variable interests, totaled $25,494 million at March 31, 2014 ($22,810 million - June 30, 2013). IFC's maximum exposure to loss as a result of its investments in these VIEs, comprising both carrying value of investments and amounts committed but not yet disbursed, was $4,720 million at March 31, 2014 ($4,712 million - June 30, 2013).

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE M – VARIABLE INTEREST ENTITIES (continued)

The industry sector and geographical regional analysis of IFC's maximum exposures as a result of its investment in these VIEs at March 31, 2014 and June 30, 2013 is as follows (US$ millions):

	March 31, 2014					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Manufacturing, agribusiness and services						
Asia	$ 121	$ 7	$ 18	$ -	$ -	$ 146
Europe, Middle East and North Africa	450	18	-	-	-	468
Sub-Saharan Africa, Latin America and Caribbean	197	99	-	-	-	296
Total manufacturing, agribusiness and services	768	124	18	-	-	910
Financial markets						
Asia	155	66	-	-	10	231
Europe, Middle East and North Africa	45	207	201	3	-	456
Sub-Saharan Africa, Latin America and Caribbean	8	66	74	117	-	265
Other	33	3	204	-	14	254
Total financial markets	241	342	479	120	24	1,206
Infrastructure and natural resources						
Asia	598	42	12	-	-	652
Europe, Middle East and North Africa	625	45	7	-	49	726
Sub-Saharan Africa, Latin America and Caribbean	1,132	39	18	6	31	1,226
Total infrastructure and natural resources	2,355	126	37	6	80	2,604
Maximum exposure to VIEs	**$ 3,364**	**$ 592**	**$ 534**	**$ 126**	**$ 104**	**$ 4,720**

	June 30, 2013					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Manufacturing, agribusiness and services						
Asia	$ 91	$ 7	$ 19	$ -	$ -	$ 117
Europe, Middle East and North Africa	459	18	1	-	-	478
Sub-Saharan Africa, Latin America and Caribbean	266	42	-	-	-	308
Total manufacturing, agribusiness and services	816	67	20	-	-	903
Financial markets						
Asia	158	69	-	51	10	288
Europe, Middle East and North Africa	55	263	201	2	-	521
Sub-Saharan Africa, Latin America and Caribbean	48	208	41	121	-	418
Other	78	1	159	-	15	253
Total financial markets	339	541	401	174	25	1,480
Infrastructure and natural resources						
Asia	594	42	8	-	-	644
Europe, Middle East and North Africa	429	39	4	-	48	520
Sub-Saharan Africa, Latin America and Caribbean	1,081	28	14	7	35	1,165
Total infrastructure and natural resources	2,104	109	26	7	83	2,329
Maximum exposure to VIEs	**$ 3,259**	**$ 717**	**$ 447**	**$ 181**	**$ 108**	**$ 4,712**

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE M – VARIABLE INTEREST ENTITIES (continued)

The carrying value of investments and maximum exposure to VIEs at March 31, 2014 and June 30, 2013 is as follows (US$ millions):

	March 31, 2014		
Investment category	Carrying value of investments	Committed but not yet disbursed	Maximum exposure
Loans	$ 2,670	$ 694	$ 3,364
Equity investments	435	157	592
Debt securities	534	-	534
Guarantees	126	-	126
Risk management	67	37	104
Maximum exposure to VIEs	**$ 3,832**	**$ 888**	**$ 4,720**

	June 30, 2013		
Investment category	Carrying value of investments	Committed but not yet disbursed	Maximum exposure
Loans	$ 2,207	$ 1,052	$ 3,259
Equity investments	504	213	717
Debt securities	447	-	447
Guarantees	181	-	181
Risk management	69	39	108
Maximum exposure to VIEs	**$ 3,408**	**$ 1,304**	**$ 4,712**

NOTE N – ADVISORY SERVICES

IFC provides advisory services to government and private sector clients through four business lines: access to finance; investment climate; public-private partnerships; and sustainable business. IFC funds this business line by a combination of cash received from government and other donors and IFC's operations via retained earnings and operating budget designations as well as fees received from the recipients of the services.

IFC administers donor funds through trust funds. The donor funds may be used to support feasibility studies, project preparation, and other advisory services initiatives. Donor funds are restricted for purposes specified in agreements with the donors. IFC's funding for advisory services are made in accordance with terms approved by IFC's Board.

Donor funds under administration and IFC's funding can be comingled in accordance with administration agreements with donors. The comingled funds are held in a separate liquid asset investment portfolio managed by IBRD, which is not commingled with IFC's other liquid assets and is reported at fair value in other assets. Donor funds are refundable until expended for their designated purpose.

As of March 31, 2014, other assets include undisbursed donor funds of $442 million ($391 million - June 30, 2013) and IFC's advisory services funding of $199 million ($170 million - June 30, 2013). Included in other liabilities as of March 31, 2014 is $442 million ($391 million - June 30, 2013) of refundable undisbursed donor funds.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE O – PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing ratio. The expenses for the SRP, RSBP, and PEBP are included in expense from pension and other postretirement benefit plans.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the three and nine months ended March 31, 2014 and 2013 (US$ millions):

	Three months ended March 31,					
	2014			2013		
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit cost						
Service cost	$ 30	$ 7	$ 3	$ 29	$ 7	$ 2
Interest cost	30	6	3	25	4	2
Expected return on plan assets	(39)	(6)	-	(35)	(5)	-
Amortization of prior service cost	*	1	*	-	-	*
Amortization of unrecognized net loss	6	1	1	9	3	2
Net periodic pension cost	**$ 27**	**$ 9**	**$ 7**	**$ 28**	**$ 9**	**$ 6**

	Nine months ended March 31,					
	2014			2013		
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit cost						
Service cost	$ 91	$ 20	$ 10	$ 87	$ 19	$ 8
Interest cost	90	16	7	75	13	5
Expected return on plan assets	(116)	(16)	-	(105)	(14)	-
Amortization of prior service cost	*	2	*	1	1	*
Amortization of unrecognized net loss	16	4	5	27	7	6
Net periodic pension cost	**$ 81**	**$ 26**	**$ 22**	**$ 85**	**$ 26**	**$ 19**

*Less than $0.5 million

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL

IFC does not present derivative assets and liabilities or amounts due or owed under resale, repurchase and securities lending transactions related to contracts entered into with the same counterparty under a legally enforceable netting agreement on a net basis on its condensed consolidated balance sheet. The following table provides the gross and net positions of IFC's derivative contracts, resale, repurchase and securities lending agreements considering amounts and collateral held or pledged that are subject to enforceable counterparty credit support and netting agreements described below (US$ millions). Collateral amounts are included only to the extent of the related net derivative fair values or net resale, repurchase and securities lending agreements amounts.

	March 31, 2014			
	Gross amount of assets presented in the condensed consolidated balance sheet	Gross amounts not offset in the condensed consolidated balance sheet		
		Financial instruments	Collateral received	Net Amount
Derivative assets	$ 3,490*	$ 1,333	$ 887***	$ 1,270
Resale agreements	397	397	-	-
Total	**$ 3,887**	**$ 1,730**	**$ 887**	**$ 1,270**

	March 31, 2014			
	Gross amount of liabilities presented in the condensed consolidated balance sheet	Gross amounts not offset in the condensed consolidated balance sheet		
		Financial instruments	Collateral pledged	Net Amount
Derivative liabilities	$ 2,434**	$ 1,333	$ -	$ 1,101
Repurchase and securities lending agreements	5,189	5,189	-	-
Total	**$ 7,623**	**$ 6,522**	**$ -**	**$ 1,101**

	June 30, 2013			
	Gross amount of assets presented in the condensed consolidated balance sheet	Gross amounts not offset in the condensed consolidated balance sheet		
		Financial instruments	Collateral received	Net Amount
Derivative assets	$ 3,816*	$ 1,399	$ 949***	$ 1,468
Resale agreements	337	337	-	-
Total	**$ 4,153**	**$ 1,736**	**$ 949**	**$ 1,468**

	June 30, 2013			
	Gross amount of liabilities presented in the condensed consolidated balance sheet	Gross amounts not offset in the condensed consolidated balance sheet		
		Financial instruments	Collateral pledged	Net Amount
Derivative liabilities	$ 2,463**	$ 1,399	$ -	$ 1,064
Repurchase and securities lending agreements	5,736	5,732	-	4
Total	**$ 8,199**	**$ 7,131**	**$ -**	**$ 1,068**

* Includes accrued income of $412 million and $440 million as of March 31, 2014 and June 30, 2013 respectively.
** Includes accrued charges of $150 million and $153 million as of March 31, 2014 and June 30, 2013 respectively.
*** Includes cash collateral of $86 million and $216 million as of March 31, 2014 and June 30, 2013 respectively. The remaining amounts of collateral received consist of off-balance-sheet US Treasury securities reported in the above table at fair value.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE P – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)

IFC's derivative contracts with market counterparties are entered into under standardized master agreements published by the International Swaps and Derivatives Association ("ISDA" Agreements). ISDA Agreements provide for a single lump sum settlement amount upon the early termination of transactions following a default or termination event whereby amounts payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party. This setoff effectively reduces any amount payable by the non-defaulting party to the defaulting party.

IFC's ISDA Agreements are appended by a Credit Support Annex ("CSA") that provide for the receipt of collateral in the form of cash, U.S. Treasury securities or U.K. gilts to reduce its mark-to market exposure to derivative market counterparties. IFC recognizes cash collateral received and a corresponding liability for the obligation to return it on its balance sheet. Securities received as collateral are not recognized on IFC's balance sheet. However, IFC may rehypothecate such collateral, subject to the obligation to return such collateral and any related distributions received. In the event of a counterparty default, IFC may exercise certain rights and remedies, including the right to set off any amounts payable by the counterparty against any collateral held by IFC and the right to liquidate any collateral held. As of March 31, 2014, IFC had $113 million ($245 million at June 30, 2013) of outstanding obligations to return cash collateral under CSAs. The estimated fair value of all securities received and held as collateral under CSAs of March 31, 2014, all of which may be rehypothecated, was $1,290 million ($1,029 million - June 30, 2013). As of March 31, 2014, $687 million of such collateral was rehypothecated under securities lending agreements ($0 - June 30, 2013).

Under the CSA's IFC is generally not required to pledge collateral unless its credit rating is downgraded from its current AAA. The aggregate fair value of derivatives containing such a credit risk-linked contingent feature in a net liability position was $817 million at March 31, 2014 ($724 million at June 30, 2013). At March 31, 2014, IFC had no collateral posted under these agreements. If IFC's credit rating was downgraded from its current AAA to AA+ or below, then collateral in the amount of $373 million would be required to be posted against net liability positions with counterparties at March 31, 2014 ($233 million at June 30, 2013).

IFC's resale, repurchase and securities lending transactions are entered into with counterparties under industry standard master netting agreements which generally provide the right to offset amounts owed one another with respect to multiple transactions under such master netting agreement and liquidate the purchased or borrowed securities in the event of counterparty default.

NOTE Q – CONTINGENCIES

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC's financial position, results of operations or cash flows.

KPMG

KPMG LLP
Suite 12000
1801 K Street, NW
Washington, DC 20006

Independent Auditors' Review Report

President and Board of Directors
International Finance Corporation:

Report on the Financial Statements

We have reviewed the condensed consolidated financial statements of the International Finance Corporation (IFC), which comprise the condensed consolidated balance sheet as of March 31, 2014, the related condensed consolidated statements of income and comprehensive income for the three and nine-month periods ended March 31, 2014 and 2013, and the related changes in capital and cash flows for the nine-month periods ended March 31, 2014 and 2013.

Management's Responsibility

The Company's management is responsible for the preparation and fair presentation of the condensed financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.

Auditors' Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

Report on Condensed Consolidated Balance Sheet as of June 30, 2013

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet as of June 30, 2013, and the related consolidated statements of income, comprehensive income, changes in capital, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited consolidated financial statements in our report dated August 7, 2013. In our opinion, the accompanying condensed consolidated balance sheet of IFC as of June 30, 2013, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

KPMG LLP

May 12, 2014

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
March 31, 2014
New Medium and Long-Term Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
14_60LXXXX	AUD	200,000,000	178,470,000	3.50	10-Feb-14
14_65XXXXX	AUD	69,498,526	62,468,750	2.00	24-Feb-14
	Sum Of Notional	**269,498,526**	**240,938,750**		
14_47XXXXX	BRL	15,200,000	6,500,310	8.65	3-Mar-14
14_50XXXXX	BRL	22,000,000	9,150,463	8.00	5-Feb-14
14_53XXXXX	BRL	150,000,000	63,679,395	10.00	22-Jan-14
14_58XXXXX	BRL	50,000,000	20,578,249	10.00	31-Jan-14
14_63XXXXX	BRL	25,000,000	10,292,513	10.00	13-Feb-14
14_67XXXXX	BRL	50,000,000	21,149,250	10.00	14-Mar-14
	Sum Of Notional	**312,200,000**	**131,350,181**		
14_55YXXXX	CHF	68,926,517	76,233,498	2.10	3-Feb-14
	Sum Of Notional	**68,926,517**	**76,233,498**		
14_507XXXX	CNY	1,000,000,000	162,861,145	2.00	11-Mar-14
14_509XXXX	CNY	1,000,000,000	161,046,156	2.00	26-Mar-14
	Sum Of Notional	**2,000,000,000**	**323,907,300**		
14_503XXXX	INR	10,000,000,000	161,590,046	7.75	21-Jan-14
14_504XXXX	INR	3,000,000,000	47,858,339	7.75	31-Jan-14
14_505XXXX	INR	7,000,000,000	113,030,841	7.75	14-Feb-14
14_508XXXX	INR	20,000,000,000	327,653,997	7.80	21-Mar-14
	Sum Of Notional	**40,000,000,000**	**650,133,224**		
14_45XXXXX	JPY	2,180,000,000	21,269,330	2.00	30-Jan-14
14_46XXXXX	JPY	1,279,000,000	12,478,657	2.50	30-Jan-14
14_56XXXXX	JPY	1,695,000,000	16,633,139	1.45	27-Feb-14
14_62XXXXX	JPY	3,510,000,000	34,443,845	5.00	27-Feb-14
	Sum Of Notional	**8,664,000,000**	**84,824,971**		
14_52XXXXX	MXN	300,000,000	22,446,269	3.25	23-Jan-14
	Sum Of Notional	**300,000,000**	**22,446,269**		
14_54YXXXX	NOK	554,906,542	88,653,131	3.80	3-Feb-14
14_64XXXXX	NOK	583,233,530	96,076,687	3.07	18-Feb-14
	Sum Of Notional	**1,138,140,072**	**184,729,818**		
14_59XXXXX	NZD	17,590,000	14,706,120	4.24	27-Feb-14
	Sum Of Notional	**17,590,000**	**14,706,120**		
14_57XXXXX	TRY	50,000,000	22,028,373	9.00	30-Jan-14
14_66XXXXX	TRY	100,000,000	44,812,906	10.50	27-Feb-14
	Sum Of Notional	**150,000,000**	**66,841,279**		
14_49XXXXX	USD	235,000,000	235,000,000	4.66	23-Jan-14
14_51XXXXX	USD	100,000,000	100,000,000	0.72	27-Jan-14
14_61XXXXX	USD	100,000,000	100,000,000	0.74	24-Feb-14
14_70XXXXX	USD	100,000,000	100,000,000	0.80	27-Mar-14
14_71XXXXX	USD	12,320,000	12,320,000	1.13	21-Mar-14
	Sum Of Notional	**547,320,000**	**547,320,000**		
14_68XXXXX	UYU	223,500,000	9,759,825	11.10	25-Mar-14
	Sum Of Notional	**223,500,000**	**9,759,825**		
14_48XXXXX	ZAR	1,000,000,000	91,930,776	5.75	15-Jan-14
	Sum Of Notional	**1,000,000,000**	**91,930,776**		
TOTAL NEW MARKET BORROWINGS			**2,445,122,011**		

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
March 31, 2014
Medium and Long-Term Matured Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
08_40_B1XX	AUD	8,750,000	7,806,313	7.27	15-Jan-14
11_67XXXXX	AUD	42,300,000	38,021,355	4.86	24-Feb-14
	Sum Of Notional	**51,050,000**	**45,827,668**		
11_48XXXXX	BRL	125,000,000	53,373,185	8.25	15-Jan-14
	Sum Of Notional	**125,000,000**	**53,373,185**		
13_59XXXXX	CAD	87,620,000	80,662,831	2.75	10-Jan-14
	Sum Of Notional	**87,620,000**	**80,662,831**		
02_106_B1X	JPY	1,000,000,000	9,768,964	2.83	26-Mar-14
02_60_B1XX	JPY	2,000,000,000	19,694,732	5.18	19-Mar-14
02_83_B1XX	JPY	2,300,000,000	22,440,119	4.83	20-Mar-14
02_90_B1XX	JPY	2,000,000,000	19,645,401	4.48	17-Mar-14
02_96_B1XX	JPY	1,600,000,000	15,792,331	2.74	4-Feb-14
03_125_B1X	JPY	1,600,000,000	15,687,043	1.98	20-Feb-14
03_40_B1XX	JPY	1,000,000,000	9,592,786	1.73	15-Jan-14
03_70_B1XX	JPY	1,000,000,000	9,780,429	2.41	25-Mar-14
04_47_B1XX	JPY	1,000,000,000	9,767,056	2.65	5-Mar-14
04_87_B1XX	JPY	5,100,000,000	49,804,688	4.13	24-Feb-14
09_60_B1XX	JPY	500,000,000	4,881,621	4.50	24-Mar-14
13_60XXXXX	JPY	8,733,000,000	83,151,631	3.50	10-Jan-14
13_98_B1XX	JPY	3,485,000,000	33,371,637	0.50	7-Jan-14
14_01_B1XX	JPY	1,000,000,000	9,693,210	4.40	28-Jan-14
14_09_B1XX	JPY	1,000,000,000	9,681,011	3.60	8-Mar-14
14_13_B1XX	JPY	2,000,000,000	19,569,472	3.40	27-Mar-14
	Sum Of Notional	**35,318,000,000**	**342,322,128**		
09_124XXXX	TRY	454,000,000	202,741,928	0.50	24-Mar-14
13_40_B3XX	TRY	31,000,000	13,653,380	5.25	28-Jan-14
	Sum Of Notional	**485,000,000**	**216,395,309**		
External Id	**Currency Code**	**Currency Amount**	**USD Amount**	**Interest Rate**	**Maturity Date**
06_20_B1XX	USD	21,250,000	21,250,000	10.00	22-Mar-14
09_131XXXX	USD	1,000,000,000	1,000,000,000	2.74	31-Mar-14
11_60XXXXX	USD	3,000,000	3,000,000	4.36	6-Jan-14
13_58_B1XX	USD	40,000,000	40,000,000	0.76	27-Mar-14
13_75_B1XX	USD	250,000,000	250,000,000	0.38	26-Feb-14
	Sum Of Notional	**1,314,250,000**	**1,314,250,000**		
11_16XXXXX	ZAR	100,000,000	9,285,655	6.20	13-Mar-14
11_31XXXXX	ZAR	60,000,000	5,479,953	5.70	20-Mar-14
	Sum Of Notional	**160,000,000**	**14,765,607**		
TOTAL MATURED MARKET BORROWINGS			**2,067,596,728**		

Net Increase in Short-term Discount Notes for the quarter ended March 31, 2014 **2,013,985**

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2013
New Medium and Long-Term Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
14_589XXXX	AMD	2,000,000,000	4,933,703	9.70	23-Dec-13
	Sum Of Notional	**2,000,000,000**	**4,933,703**		
14_23XXXXX	AUD	21,900,000	20,882,745	3.51	16-Oct-13
14_28XXXXX	AUD	125,000,000	118,887,500	4.25	30-Oct-13
14_31XXXXX	AUD	86,100,000	79,810,395	3.41	21-Nov-13
14_34LXXXX	AUD	200,000,000	187,910,000	3.50	20-Nov-13
14_42XXXXX	AUD	150,000,000	133,057,500	4.25	19-Dec-13
	Sum Of Notional	**583,000,000**	**540,548,140**		
14_21XXXXX	BRL	25,000,000	11,261,261	6.00	1-Oct-13
14_24XXXXX	BRL	439,000,000	200,961,318	8.14	16-Oct-13
14_38XXXXX	BRL	99,360,000	42,321,372	8.84	19-Dec-13
14_41XXXXX	BRL	50,000,000	21,425,664	10.00	12-Dec-13
14_43XXXXX	BRL	50,000,000	21,083,702	10.00	23-Dec-13
	Sum Of Notional	**663,360,000**	**297,053,317**		
14_30LXXXX	GBP	100,000,000	160,880,000	0.63	6-Nov-13
	Sum Of Notional	**100,000,000**	**160,880,000**		
B14_501XXX	INR	10,000,000,000	160,012,801	7.75	26-Nov-13
	Sum Of Notional	**10,000,000,000**	**160,012,801**		
14_19XXXXX	JPY	2,000,000,000	20,565,553	3.30	25-Oct-13
14_25XXXXX	JPY	305,000,000	3,103,220	1.35	30-Oct-13
14_26XXXXX	JPY	21,182,000,000	215,516,101	2.80	30-Oct-13
14_27XXXXX	JPY	3,000,000,000	29,626,704	3.26	22-Nov-13
14_37XXXXX	JPY	2,000,000,000	19,218,758	4.24	19-Dec-13
	Sum Of Notional	**28,487,000,000**	**288,030,335**		
14_35XXXXX	MXN	40,000,000	3,089,161	3.76	17-Dec-13
	Sum Of Notional	**40,000,000**	**3,089,161**		
14_32XXXXX	TRY	163,700,000	81,039,604	6.74	21-Nov-13
	Sum Of Notional	**163,700,000**	**81,039,604**		
14_20XXXXX	USD	250,000,000	250,000,000	0.17	7-Oct-13
14_22YYYYX	USD	4,071,109	4,071,109	4.00	21-Oct-13
14_29XXXXX	USD	300,000,000	300,000,000	0.19	5-Nov-13
14_33XXXXX	USD	1,000,000,000	1,000,000,000	0.63	15-Nov-13
14_36XXXXX	USD	200,000,000	200,000,000	0.19	21-Nov-13
14_39XXXXX	USD	100,000,000	100,000,000	0.15	2-Dec-13
14_40XXXXX	USD	5,000,000	5,000,000	0.50	19-Dec-13
14_44XXXXX	USD	30,000,000	30,000,000	1.05	27-Dec-13
	Sum Of Notional	**1,889,071,109**	**1,889,071,109**		
TOTAL NEW MARKET BORROWINGS			**3,424,658,170**		

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2013
Medium and Long-Term Matured Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
08_34_B1XX	AUD	17,142,857	15,199,714	2.76	20-Dec-13
09_87XXXXX	AUD	10,000,000	9,113,500	4.35	26-Nov-13
11_54XXXXX	AUD	8,620,000	7,646,371	4.74	19-Dec-13
11_79XXXXX	AUD	51,600,000	47,025,660	4.08	26-Nov-13
	Sum Of Notional	**87,362,857**	**78,985,245**		
10_45XXXXX	BRL	36,950,000	15,658,770	9.00	3-Dec-13
	Sum Of Notional	**36,950,000**	**15,658,770**		
13_46XXXXX	CAD	47,580,000	45,123,050	2.85	27-Nov-13
13_56XXXXX	CAD	56,500,000	52,977,028	2.75	20-Dec-13
	Sum Of Notional	**104,080,000**	**98,100,078**		
07_25XXXXX	CNY	870,000,000	142,805,555	3.20	14-Nov-13
	Sum Of Notional	**870,000,000**	**142,805,555**		
99_12XXXXX	EUR	25,822,845	34,955,094	7.51	2-Dec-13
	Sum Of Notional	**25,822,845**	**34,955,094**		
11_61XXXXX	GBP	200,000,000	328,790,000	1.75	10-Dec-13
	Sum Of Notional	**200,000,000**	**328,790,000**		
02_54_B1XX	JPY	1,900,000,000	19,452,265	3.73	29-Oct-13
02_66_B1XX	JPY	1,500,000,000	14,549,687	3.36	10-Dec-13
02_73_B2XX	JPY	1,000,000,000	9,775,649	2.86	29-Nov-13
02_75_B1XX	JPY	1,000,000,000	9,699,791	3.01	10-Dec-13
02_81_B1XX	JPY	1,000,000,000	9,609,379	5.64	19-Dec-13
03_118B1XX	JPY	1,000,000,000	9,707,324	2.14	16-Dec-13
03_22_B2XX	JPY	200,000,000	1,942,313	3.08	17-Dec-13
03_81_B1XX	JPY	1,500,000,000	15,300,658	2.90	17-Oct-13
03_98_B2XX	JPY	1,500,000,000	15,291,299	2.65	21-Oct-13
04_65_B2XX	JPY	600,000,000	6,120,263	3.38	17-Oct-13
04_67_B2XX	JPY	1,000,000,000	10,140,445	2.96	15-Oct-13
04_68_B1XX	JPY	1,000,000,000	10,140,445	3.88	15-Oct-13
04_70_B2XX	JPY	1,200,000,000	12,326,023	3.74	24-Oct-13
04_71_B2XX	JPY	200,000,000	2,000,800	4.00	14-Nov-13
04_74_B1XX	JPY	1,200,000,000	11,953,977	2.69	17-Nov-13
04_77_B1XX	JPY	1,400,000,000	13,715,405	4.00	5-Dec-13
04_82_B1XX	JPY	1,100,000,000	10,678,057	3.84	16-Dec-13
05_14_B1XX	JPY	5,000,000,000	50,147,936	2.40	12-Nov-13
05_17_B1XX	JPY	1,300,000,000	12,708,344	5.06	29-Nov-13
05_19_B1XX	JPY	1,100,000,000	10,753,214	4.93	29-Nov-13
06_08_B1XX	JPY	500,000,000	5,135,843	5.66	24-Oct-13
08_25_B1XX	JPY	300,000,000	2,976,338	4.35	21-Nov-13
09_62_B1XX	JPY	300,000,000	3,068,583	5.36	1-Oct-13
09_71XXXXX	JPY	475,000,000	4,862,071	7.91	3-Oct-13
09_85XXXXX	JPY	300,000,000	3,014,924	9.93	13-Nov-13
11_47XXXXX	JPY	400,000,000	3,829,400	6.62	20-Dec-13
13_38XXXXX	JPY	10,720,000,000	110,112,475	2.50	24-Oct-13
13_61_B1XX	JPY	8,950,000,000	86,003,940	2.50	19-Dec-13
	Sum Of Notional	**47,645,000,000**	**475,016,850**		
10_43XXXXX	MXN	50,000,000	3,856,254	6.15	20-Nov-13
	Sum Of Notional	**50,000,000**	**3,856,254**		
09_86XXXXX	TRY	15,000,000	7,463,615	15.13	26-Nov-13
	Sum Of Notional	**15,000,000**	**7,463,615**		

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2013

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
02_82_B2XX	USD	1,447,178	1,447,178	5.95	19-Dec-13
10_25XXXXX	USD	500,000,000	500,000,000	2.25	15-Oct-13
12_26XXXXX	USD	100,000,000	100,000,000	0.53	28-Oct-13
12_29XXXXX	USD	100,000,000	100,000,000	0.17	15-Nov-13
13_34XXXXX	USD	50,000,000	50,000,000	0.12	11-Oct-13
13_63XXXXX	USD	12,560,000	12,560,000	2.25	19-Dec-13
	Sum Of Notional	**764,007,178**	**764,007,178**		
10_57XXXXX	ZAR	30,000,000	2,870,264	7.20	20-Dec-13
	Sum Of Notional	**30,000,000**	**2,870,264**		
TOTAL MATURED MARKET BORROWINGS			**1,952,508,903**		

Medium and Long-Term Matured IBRD Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
047970_01X	SAR	15,625,000	4,166,000	4.46	16-Dec-13
	Sum Of Notional	**15,625,000**	**4,166,000**		
TOTAL MATURED IBRD BORROWINGS			**4,166,000**		

Net Decrease in Short-term Discount Notes for the quarter ended December 31, 2013 **7,937,367**

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2013
New Medium and Long-Term Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
14_08XXXXX	AUD	200,000,000	180,570,000	4.25	21-Aug-13
	Sum Of Notional	**200,000,000**	**180,570,000**		
14_03XXXXX	BRL	4,500,000	1,836,248	8.00	22-Aug-13
	Sum Of Notional	**4,500,000**	**1,836,248**		
14_12XXXXX	GBP	250,000,000	386,575,000	0.63	28-Aug-13
14_18XXXXX	GBP	150,000,000	241,230,000	0.63	19-Sep-13
	Sum Of Notional	**400,000,000**	**627,805,000**		
14_01XXXXX	JPY	1,000,000,000	10,148,678	4.40	26-Jul-13
14_09XXXXX	JPY	1,000,000,000	10,027,073	3.60	6-Sep-13
14_13XXXXX	JPY	2,000,000,000	20,274,722	3.40	26-Sep-13
	Sum Of Notional	**4,000,000,000**	**40,450,474**		
14_02XXXXX	MXN	129,600,000	10,125,198	3.88	31-Jul-13
14_04XXXXX	MXN	1,300,000,000	101,971,181	0.50	15-Aug-13
14_05XXXXX	MXN	38,000,000	2,856,337	3.62	29-Aug-13
14_06XXXXX	MXN	462,800,000	34,787,184	3.78	29-Aug-13
14_11XXXXX	MXN	40,000,000	3,072,574	4.15	26-Sep-13
14_15XXXXX	MXN	211,550,000	16,090,817	4.22	27-Sep-13
	Sum Of Notional	**2,181,950,000**	**168,903,292**		
14_14XXXXX	NZD	225,000,000	177,513,750	3.88	4-Sep-13
	Sum Of Notional	**225,000,000**	**177,513,750**		
14_07XXXXX	USD	500,000,000	500,000,000	0.21	1-Aug-13
14_10XXXXX	USD	500,000,000	500,000,000	0.18	27-Aug-13
14_16XXXXX	USD	3,500,000,000	3,500,000,000	1.75	4-Sep-13
14_17XXXXX	USD	250,000,000	250,000,000	0.18	6-Sep-13
	Sum Of Notional	**4,750,000,000**	**4,750,000,000**		
B14_500XXX	ZMW	150,000,000	28,275,212	15.00	26-Sep-13
	Sum Of Notional	**150,000,000**	**28,275,212**		
TOTAL NEW MARKET BORROWINGS			**5,975,353,975**		

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2013
Medium and Long-Term Matured Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
11_29XXXXX	AUD	142,000,000	133,231,500	4.00	24-Sep-13
13_11XXXXX	AUD	87,260,000	79,620,387	3.36	14-Aug-13
	Sum Of Notional	**229,260,000**	**212,851,887**		
09_50XXXXX	BRL	15,000,000	6,651,147	9.55	18-Sep-13
10_19XXXXX	BRL	100,000,000	43,849,071	9.25	16-Sep-13
10_27XXXXX	BRL	50,000,000	21,924,536	9.25	16-Sep-13
10_30XXXXX	BRL	50,000,000	21,924,536	9.25	16-Sep-13
10_33XXXXX	BRL	75,000,000	32,886,804	9.25	16-Sep-13
10_45_B4XX	BRL	7,000,000	3,104,144	9.00	12-Jul-13
10_53_B4XX	BRL	9,000,000	3,991,042	9.00	12-Jul-13
10_58XXXXX	BRL	30,000,000	13,154,721	9.25	16-Sep-13
10_66XXXXX	BRL	28,500,000	12,496,985	9.25	16-Sep-13
10_71_B4XX	BRL	7,500,000	3,325,869	8.85	12-Jul-13
10_73_B4XX	BRL	9,600,000	4,257,112	8.55	12-Jul-13
	Sum Of Notional	**381,600,000**	**6,651,147**		
04_23XXXXX	EUR	25,000,000	33,218,750	0.50	29-Jul-13
	Sum Of Notional	**25,000,000**	**33,218,750**		
02_86_B2XX	JPY	1,500,000,000	14,987,261	0.59	10-Jul-13
03_37_B1XX	JPY	1,500,000,000	14,830,194	2.37	8-Jul-13
03_43_B2XX	JPY	300,000,000	3,044,603	2.36	26-Jul-13
03_44_B2XX	JPY	900,000,000	9,201,043	2.94	29-Jul-13
03_52_B1XX	JPY	1,500,000,000	15,225,335	4.15	5-Aug-13
03_72_B2XX	JPY	100,000,000	1,014,971	2.45	27-Sep-13
03_75_B1XX	JPY	1,000,000,000	10,115,826	2.83	24-Sep-13
04_17_B2XX	JPY	800,000,000	8,053,962	1.13	16-Jul-13
04_38_S2XX	JPY	200,000,000	2,002,202	2.11	5-Sep-13
04_45_B2XX	JPY	200,000,000	2,022,551	2.94	16-Sep-13
04_46_B1XX	JPY	2,000,000,000	20,212,228	1.47	18-Sep-13
04_51_B1XX	JPY	1,000,000,000	10,115,826	2.56	24-Sep-13
04_53_B1XX	JPY	2,600,000,000	26,357,139	3.16	26-Sep-13
04_61_B2XX	JPY	1,100,000,000	11,164,679	2.69	29-Sep-13
06_26_B1XX	JPY	1,100,000,000	11,164,679	4.00	28-Sep-13
07_18_B1XX	JPY	500,000,000	5,068,681	6.94	26-Sep-13
09_20XXXXX	JPY	985,000,000	9,851,478	6.78	5-Jul-13
09_30XXXXX	JPY	500,000,000	5,093,465	7.35	6-Aug-13
09_31XXXXX	JPY	2,000,000,000	20,446,762	7.39	29-Jul-13
09_41XXXXX	JPY	1,484,000,000	15,403,778	6.46	8-Aug-13
09_53_B1XX	JPY	1,000,000,000	10,049,241	2.37	9-Sep-13
09_55XXXXX	JPY	546,000,000	5,466,013	5.75	5-Sep-13
11_08XXXXX	JPY	300,000,000	3,031,681	6.25	23-Aug-13
	Sum Of Notional	**23,115,000,000**	**233,923,599**		
11_27XXXXX	KRW	35,000,000,000	31,356,950	1.75	23-Aug-13
12_28XXXXX	KRW	10,000,000,000	8,959,128	1.75	23-Aug-13
	Sum Of Notional	**45,000,000,000**	**40,316,078**		
10_31XXXXX	MXN	60,000,000	4,708,393	6.00	20-Sep-13
	Sum Of Notional	**60,000,000**	**4,708,393**		
09_35XXXXX	TRY	12,430,000	6,438,746	14.40	15-Aug-13
12_15_B1XX	TRY	42,000,000	20,618,557	4.92	10-Sep-13
12_23_B1XX	TRY	27,000,000	13,986,738	0.50	6-Aug-13
12_34_B4XX	TRY	47,000,000	24,421,928	0.50	30-Jul-13
13_16_B1XX	TRY	56,000,000	29,008,029	5.12	15-Aug-13
	Sum Of Notional	**184,430,000**	**94,473,998**		

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2013

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
06_45_B1XX	USD	11,875,000	11,875,000	10.00	6-Jul-13
07_02_B1XX	USD	14,705,882	14,705,882	4.24	1-Aug-13
07_03_B1XX	USD	6,250,000	6,250,000	0.76	8-Aug-13
09_21XXXXX	USD	2,850,000	2,850,000	7.49	5-Jul-13
09_42XXXXX	USD	5,610,000	5,610,000	7.02	8-Aug-13
13_01XXXXX	USD	250,000,000	250,000,000	0.33	1-Aug-13
13_05XXXXX	USD	50,000,000	50,000,000	0.22	29-Jul-13
13_06XXXXX	USD	25,000,000	25,000,000	0.20	26-Jul-13
13_23XXXXX	USD	50,000,000	50,000,000	0.20	16-Sep-13
	Sum Of Notional	**416,290,882**	**416,290,882**		
07_01_B2XX	ZAR	95,000,000	9,354,998	7.25	19-Aug-13
10_18XXXXX	ZAR	45,000,000	4,610,939	7.02	20-Sep-13
10_77XXXXX	ZAR	50,000,000	4,915,503	7.32	20-Aug-13
10_81XXXXX	ZAR	30,000,000	3,073,959	7.02	20-Sep-13
11_02XXXXX	ZAR	60,000,000	6,096,322	6.00	5-Aug-13
11_20XXXXX	ZAR	52,000,000	5,050,015	6.00	3-Sep-13
11_30XXXXX	ZAR	994,000,000	99,270,948	5.70	26-Sep-13
	Sum Of Notional	**1,326,000,000**	**132,372,683**		
TOTAL MATURED MARKET BORROWINGS			**1,335,722,239**		

Net Decrease in Short-term Discount Notes for the quarter ended September 30, 2013 **27,395,725**